Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 14, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on, November 13 2007, entitled “HALF-YEARLY FINANCIAL REPORT FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007”.

VODAFONE GROUP PLC	Embargo:
Not for publication
HALF-YEARLY FINANCIAL REPORT FOR	before 07:00 hours
THE SIX MONTHS ENDED 30 SEPTEMBER 2007	13 November 2007

Key highlights(1):

•                                     Group revenue of £17.0 billion, an increase of 9.0%, with organic growth of 4.4%

–                 Europe: 2.0% revenue growth with outgoing usage up 24.0%, messaging revenue up 8.6% and data revenue up 40.8%, all on an organic basis

–                 EMAPA: revenue growth of 39.9%, reflecting acquisitions in India and Turkey. Organic growth of 16.0%

–                 Group data revenue up 48.8% to £1.0 billion, with organic growth of 45.1%

•                                     Group adjusted operating profit increased 1.6% to £5.2 billion, with organic growth of 6.1%

•                                     Free cash flow from continuing operations of £2.7 billion, reflecting 8.1% mobile capital intensity for Europe(2)

•                                     Adjusted basic earnings per share increased by 7.4% to 6.42 pence. Basic earnings per share of 6.22 pence

•                                     Proportionate mobile customer base of 241 million at 30 September

•                                     Results reflect rigorous execution against the Group’s five strategic objectives

Increasing returns to shareholders:

•                                     Interim dividend per share increased by 6.0% to 2.49 pence, giving a payout of over £1.3 billion

Improved outlook:

•                                     Increased outlook for revenue, adjusted operating profit and free cash flow for the 2008 financial year

(1)           See page 4 for Group financial and operational highlights, page 35 for definition of terms and page 37 for use of non-GAAP financial information. See page 5 for the Outlook for the 2008 financial year

(2)           Includes common functions

Arun Sarin, Chief Executive, commented:

“These results reflect our continuing focus on the execution of our strategy. In Europe, we have performed well in competitive markets by driving strong growth in voice usage and data revenue, whilst improving cost efficiency. In EMAPA, we are capturing the revenue growth opportunities within emerging markets and benefiting from continuing momentum at Verizon Wireless. The increased interim dividend reflects the Board’s confidence in how the business is progressing.”

CHIEF EXECUTIVE’S STATEMENT

Rigorous execution against our strategic objectives has been key to our performance in the first half of the year. We have improved our outlook expectations for the full year and the Board has increased the interim dividend by 6.0% to 2.49 pence per share, enhancing returns to our shareholders.

Group revenue increased by 9.0% to £17.0 billion, or 4.4% on an organic basis. In Europe, where competitive and regulatory pressures remain significant, organic revenue growth was 2.0%. Good revenue growth in Spain and the UK was offset by declines in Germany and Italy, where specific competitive and regulatory events have detracted from an otherwise solid business performance. EMAPA delivered another period of continued growth. Revenue grew by 39.9%, or 16.0% on an organic basis, with strong performances across the region. Group adjusted operating profit increased by 1.6% to £5.2 billion, or 6.1% on an organic basis, including an increased contribution from Verizon Wireless which grew by 26.0% on a constant currency basis.

Adjusted earnings per share increased by 7.4% to 6.42 pence due to the year on year benefit from the share consolidation in July last year.

Our customer franchise increased by 35 million in the period to 241 million proportionate mobile customers, including 20 million net additions.

Capital expenditure in the first half was £2.0 billion, including £0.4 billion in India since its acquisition in May. Free cash flow generation remains strong at £2.7 billion, after £0.2 billion payments in respect of long standing tax issues.

Revenue stimulation and cost reduction in Europe

In Europe, our focus is to drive additional usage and revenue from core voice and messaging services and to reduce our cost base.

Central to stimulating revenue have been our initiatives to drive mobile usage through offering innovative tariffs, larger minute bundles and targeted promotions. There has also been a specific focus on migrating prepaid customers to contract, thereby improving customer lifetime value. Overall growth in outgoing voice usage remained strong at 24.0% for the first half, but continued pricing pressure resulted in stable outgoing voice revenue. Notwithstanding our efforts in revenue stimulation, elasticity remains below one. In the business segment, which represents approximately 28% of European service revenue and delivered 5.9% growth in the first half, we are leveraging our market leading position. Earlier this year, we established Vodafone Global Enterprise which is responsible for ensuring that we deliver enhanced service and our total communications offering to our largest multinational customers.

16 million customers now enjoy lower roaming pricing through Vodafone Passport. All of our European customers are now benefiting from our commitment to reduce roaming prices and the recently introduced roaming regulation.

Messaging revenue remains robust with 8.6% organic growth, including strong performances in Italy and the UK, driven primarily by targeted promotions and tariffs.

Cost reduction remains central to our Group and a number of core cost reduction programmes are now well established. They are delivering savings across the Group and have helped to mitigate pressure on EBITDA margins and reduce our European mobile and common functions capital expenditure to revenue ratio to 8.1% in the first half, below our full year target which remains at 10%. Data centre consolidation and network supply chain management centralisation are delivering savings earlier than originally expected.

Innovate and deliver on our customers’ total communications needs

Our focus is on four key areas which together are expected to represent around 20% of Group revenue by the 2010 financial year. In the first half, these areas contributed about 12% of revenue, up from around 10% in the prior year.

Data revenue increased by 45.1% on an organic basis, principally enabled by the rapid growth in 3G devices, which nearly doubled year on year to over 21 million devices. We have also refreshed our consumer mobile internet offering in eight markets, supported by partnerships with leading internet players, and are continuing to develop products and services to integrate the mobile and PC environments.

Following completion of the acquisition of Tele2’s fixed broadband businesses in Italy and Spain we will have established our preferred route for delivering fixed broadband services in each of our major European markets through a selective approach of wholesale agreements and owned infrastructure. Including Tele2, fixed broadband services will be provided to 3.1 million customers in 13 markets. Revenue from fixed line services increased by 9.9% on an organic basis, primarily due to 9.6% constant currency growth in Arcor.

We continue to drive substitution of fixed line usage for mobile through fixed location pricing plans offering customers fixed prices when they call from within or around their home or office. We now have 3.7 million Vodafone At Home customers and 2.6 million Vodafone Office customers.

We believe mobile advertising is a significant future opportunity for the mobile industry. We have commercial agreements for mobile advertising in eight markets and are trialling numerous forms of banner and content based advertising. Vodafone is in a leading position to benefit from future trends in this market.

Deliver strong growth in emerging markets

Our focus is to build on our track record of creating value in emerging markets. We have delivered further good performances in our existing operations with revenue growth of 33.1% in Egypt, 24.0% in Romania and 19.6% in Vodacom on a constant currency basis. Turkey continues to perform well with year on year revenue growth of around 28% on the same basis.

Our Indian business is delivering very strong growth. Average net customer additions are running at 1.6 million per month, with a customer base of over 35 million at the end of September. Year on year revenue growth was around 53% on a constant currency basis. In September, we successfully rebranded the business to Vodafone, an important integration milestone, ahead of plan.

As well as driving customer growth, we are differentiating Vodafone in emerging markets through a number of initiatives. Our ultra low cost handset, which retails for as little as $25, enables us to address a wider population in developing economies. In October, our first month of sales, we sold 400,000 units in India. M-PESA, our innovative money transfer solution was launched in February 2007 and is already benefiting over one million people in Kenya. Efficiency is also vital to success in emerging markets, where low market prices require the lowest possible costs.

Actively manage our portfolio to maximise returns

We completed the acquisition of Vodafone Essar in India in May 2007 for a cash consideration of £5.5 billion. In July, we received £0.7 billion from the sale of a 4.99% stake in Bharti Airtel and have agreed the sale of a further 0.61% by November 2008. The acquisitions of Tele2 Italy and Tele2 Spain for £0.5 billion will strengthen our total communications offerings in those markets.

Align capital structure and shareholder returns policy to strategy

We continue to target a low single A rating, consistent with our policy.

The Board remains committed to its policy of distributing 60% of adjusted earnings per share by way of dividend. However, as a result of the earnings dilution arising from the India acquisition, the payout ratio is expected to rise above 60% in the near term to better reflect the underlying trends of the business.

In growing dividends at 6.0%, ahead of its guidance for modest growth issued in May, the Board has taken into account the Group’s current financial performance and its confidence in the prospects for the business.

Prospects for the remainder of the year

Notwithstanding 40.8% organic growth in data revenue and our success in stimulating voice usage, we expect market conditions and the pricing environment to remain competitive in Europe. Growth prospects for the EMAPA region remain strong as we actively pursue customer growth in markets where penetration is still increasing.

Our success in the first half and continued rigorous execution of our strategy has allowed us to improve our outlook for the current financial year. Group revenue is now expected to be in the increased range of £34.5 billion to £35.1 billion, primarily due to improved operational performance. Adjusted operating profit is also expected to be higher at £9.5 billion to £9.9 billion, reflecting better revenue generation. Capital expenditure on fixed assets is still expected to be in the range of £4.7 billion to £5.1 billion, including in excess of £1.0 billion in India. Free cash flow is now expected to be £4.4 billion to £4.9 billion, better than previously expected due to better business performance and lower payments this year related to long standing tax issues.

Summary

We are delivering tangible results from our strategy which positions us well to deliver total communications to our customers and to generate attractive returns for our shareholders.

Arun Sarin

GROUP FINANCIAL AND OPERATING HIGHLIGHTS

		2007	2006	Change %
Continuing operations(1)(2)(3)	Page	£m	£m	Reported	Organic
Financial information

Revenue	21	16,994	15,594	9.0	4.4

Operating loss	21	5,208	(2,952)

Profit/(loss) before taxation	21	4,560	(3,330)

Profit/(loss) for the period	21	3,327	(4,548)

Basic earnings/(loss) per share (pence)	21	6.22p	(8.02)p

Capitalised fixed asset additions		1,982	1,824	8.7

Net cash flow from operating activities	17	4,860	4,840	0.4

Performance reporting(1)(2)(3)(4)

Group EBITDA	6	6,565	6,242	5.2	2.4

Adjusted operating profit	6, 40	5,223	5,141	1.6	6.1

Adjusted profit before tax	8, 40	4,701	4,724	(0.5)

Adjusted effective tax rate	8	30.1%	29.2%

Adjusted profit for the period attributable to equity shareholders	8, 40	3,397	3,441	(1.3)

Adjusted basic earnings per share (pence)	40	6.42p	5.98p	7.4

Free cash flow	17	2,661	2,955	(9.9)

Net debt	17	23,253	20,229	14.9

		2007	2006	Change %
Continuing operations(1)(2)(3)	Page	Million	Million	Reported	Organic
Operational

Data revenue (£)	6	967	650	48.8	45.1

3G registered devices	43	21.4	11.1

Mobile voice usage (minutes)	44	198,252	115,143

Proportionate mobile customer net additions	42	20.5	11.5

Proportionate mobile customers	42	241.5	191.6

This half-yearly financial report contains certain information on the Group’s results and cash flows that have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be read in conjunction with the equivalent IFRS measure. Further disclosures are provided under “Use of non-GAAP financial information” on page 37.

Notes:

(1)          See page 35 for definition of terms.

(2)          The results for the six months ended 30 September 2006 exclude the results of the discontinued operations in Japan and include the results of the Group’s associated undertaking in Belgium and Switzerland until the announcement of their respective disposal in August 2006 and December 2006.

(3)          Amounts presented as at 30 September or for the six months then ended.

(4)          Where applicable, these measures are stated excluding non-operating income of associates, impairment losses and other income and expense, changes in the fair value of equity put rights and similar arrangements (see note 2 in investing income and financial costs on page 7) and certain foreign exchange differences. See page 37 for use of non-GAAP financial information.

OUTLOOK FOR THE 2008 FINANCIAL YEAR

Please see page 35 for definition of terms, page 36 for forward-looking statements and page 37 for use of non-GAAP financial information.

	Original outlook(1)	Foreign exchange(2)	Acquisitions(3)	Upgrade	Updated outlook
	£ billion	£ billion	£ billion	£ billion	£ billion

Revenue	33.3 to 34.1	0.3	0.2	0.6	34.5 to 35.1

Adjusted operating profit	9.3 to 9.8	–	(0.1)	0.2	9.5 to 9.9

Capitalised fixed asset additions	4.7 to 5.1	–	–	–	4.7 to 5.1

Free cash flow	4.0 to 4.5	0.1	–	0.3	4.4 to 4.9

Notes:

(1)               As originally stated on 29 May 2007.

(2)               The Group’s outlook update reflects current expectations for average foreign exchange rates for the 2008 financial year of approximately Euro 1.45:£1 (originally 1.47) and US$2.04:£1 (originally 1.98). A substantial majority of the Group’s revenue, adjusted operating profit, capitalised fixed asset additions and free cash flow is denominated in currencies other than sterling, the Group’s reporting currency.

(3)               Assumes the financial results of Tele2 Italy and Tele2 Spain will be included with effect from 1 December  2007.

Operating conditions are expected to continue to be competitive in Europe with ongoing pricing and regulatory pressures but continued positive trends in data revenue and voice usage. Increasing market penetration continues to result in overall strong growth for the EMAPA region.

Group revenue is now expected to be in the range of £34.5 billion to £35.1 billion, higher than previously anticipated primarily due to improvements in operational performance but also due to net beneficial movements in foreign exchange rates and revenue for Tele2 Italy and Tele2 Spain from the expected date of acquisition.

Adjusted operating profit is now expected to be in the range of £9.5 billion to £9.9 billion, which is greater than previous expectations, driven substantially by better revenue generation. Whilst Group EBITDA margin is still expected to be lower year on year, the Group continues to expect mobile operating expenses to be broadly stable for the total of the Europe region and common functions when compared with the 2006 financial year on an organic basis, excluding the potential impact from developing and delivering new services and from any business restructuring costs.

Total depreciation and amortisation charges are now anticipated to be slightly higher at around £5.9 billion to £6.0 billion, including the impact from the Tele2 acquisitions.

The outlook range for capitalised fixed asset additions remains unchanged at £4.7 billion to £5.1 billion and continues to include in excess of £1.0 billion in India. Capitalised mobile fixed asset additions for the total of the Europe region and common functions are still expected to be 10% of mobile revenue for the year.

Free cash flow is expected to be in the range of £4.4 billion to £4.9 billion, higher than originally expected principally due to improvements in operational performance and lower anticipated tax payments and associated interest this year in respect of the potential settlement of a number of long standing tax issues, which are now expected to be £0.3 billion. The outlook for free cash flow is stated including the impact of known spectrum or licence payments only.

The Group still expects that further significant cash payments for tax and associated interest may be made in respect of long standing tax issues. Whilst the timing of such payments remains uncertain, the Group now expects resolution of the most significant issues, principally the application of the UK Controlled Foreign Company legislation to the Group, to be later than previously anticipated.

The adjusted effective tax rate percentage is expected to be similar to the 2007 financial year rate of 30.5%, which is slightly lower than previously anticipated. The Group’s longer term expectation for the adjusted tax rate remains in the low 30s.

FINANCIAL RESULTS

GROUP RESULTS

The following results are presented for continuing operations. Europe includes the results of the Group’s operations in Western Europe, while EMAPA includes the results of the Group’s operations in Eastern Europe, the Middle East, Africa, Asia and the Pacific area and the Group’s associate in the US, Verizon Wireless. During the six months ended 30 September 2007, the Group changed its organisation structure and the Group’s associated undertaking in France, SFR, is now managed within the Europe region and reported within Other Europe. The results for all periods are presented in accordance with the new structure.

	Europe	EMAPA	Common Functions(2)	Eliminations	2007	2006	% change
	£m	£m	£m	£m	£m	£m	£	Organic

Voice revenue(1)	8,704	3,499		(43)	12,160	11,317
Messaging revenue	1,575	377		(4)	1,948	1,786
Data revenue	843	127		(3)	967	650
Fixed line revenue(1)	780	22		–	802	770
Other service revenue	11	–		(1)	10	–
Total service revenue	11,913	4,025		(51)	15,887	14,523	9.4	4.6
Acquisition revenue	463	211		–	674	642
Retention revenue	165	14		–	179	182
Other revenue	128	51	80	(5)	254	247
Total revenue	12,669	4,301	80	(56)	16,994	15,594	9.0	4.4
Interconnect costs	(1,958)	(650)		51	(2,557)	(2,354)
Other direct costs	(975)	(610)	58	–	(1,527)	(1,247)
Acquisition costs	(1,314)	(443)		–	(1,757)	(1,556)
Retention costs	(824)	(120)		–	(944)	(854)
Operating expenses	(2,764)	(1,050)	165	5	(3,644)	(3,341)
EBITDA	4,834	1,428	303	–	6,565	6,242	5.2	2.4
Acquired intangibles amortisation	(15)	(312)		–	(327)	(197)
Purchased licence amortisation	(413)	(36)		–	(449)	(467)
Depreciation and other amortisation	(1,398)	(517)	(94)	–	(2,009)	(1,844)
Share of result in associates	261	1,181	1	–	1,443	1,407
Adjusted operating profit	3,269	1,744	210	–	5,223	5,141	1.6	6.1
Adjustments for:
Impairment losses	–	–	–	–	–	(8,100)
Other	–	(15)	–	–	(15)	1
Non-operating income of associates	–	–	–	–	–	6
Operating profit/(loss)	3,269	1,729	210	–	5,208	(2,952)

Notes:

(1)   Revenue relating to fixed line activities provided by mobile operators, previously classified within voice revenue, is now presented as fixed line revenue, together with revenue from fixed line operators and DSL. All prior periods have been adjusted accordingly.

(2)   Common functions represents the results of Partner Markets and the net result of unallocated central Group costs and recharges to the Group’s operations, including royalty fees for use of the Vodafone brand.

Revenue

Revenue increased by 9.0% to £16,994 million for the six months ended 30 September 2007, comprising organic growth of 4.4% and the impact of acquisitions and disposals of 5.4%, primarily from acquisitions of subsidiaries in India in May 2007 and Turkey in May 2006, partially offset by the impact of unfavourable movements in exchange rates of 0.8%.

Both the Europe and EMAPA regions increased total revenue on an organic basis, achieving growth of 2.0% and 16.0%, respectively. On a reported basis, Europe achieved growth of 1.5%, while EMAPA achieved growth of 39.9%, of which

26.5% was contributed by the impact of acquisitions and disposals, including the acquisition of subsidiaries in India and Turkey.

The organic growth in revenue was driven by a continued increase in the customer base and successful usage stimulation initiatives, despite persisting price pressures. The organic growth in data revenue of 45.1% was particularly strong and can be attributed in part to increasing penetration of Vodafone Mobile Connect 3G/GPRS data cards and handheld business devices.

Operating result

Operating profit increased to £5,208 million from a loss of £2,952 million in the prior year, mainly as a result of impairment charges not being incurred in the current year. Adjusted operating profit increased by 1.6% to £5,223 million, or by 6.1% on an organic basis. Foreign exchange rate movements, particularly in relation to Verizon Wireless and Vodacom, the Group’s 50% owned joint venture with principal operations in South Africa, and the net impact of acquisitions and disposals reduced reported growth by 2.6% and 1.9% respectively, with the latter primarily being due to the increase in amortisation of acquired intangible assets. Adjusted operating profit is stated after £327 million of acquired intangible asset amortisation, an increase of £130 million from the same period last year.

The EMAPA region’s strong growth was partly offset by a slight decline in profitability in the Europe region resulting from the continuing challenges of highly penetrated markets, termination rate cuts and a high level of competition.

The EBITDA margin in Europe was 38.2% compared to 39.5% in the same period last year, reflecting higher costs, in particular increased interconnect costs, other direct costs and acquisition costs resulting from the competitive environment in the region.

In the EMAPA region, the EBITDA margin declined to 33.2% from 35.8% for the same period last year, in part due to higher growth in the region through investment in customer base growth, and in part due to the inclusion for the whole of the current period of Turkey, which has a lower EBITDA margin than the region’s average. In addition, the EBITDA margin in Turkey decreased due to investment in the rebranding of the business to Vodafone, improving network quality and growing the customer base.

The Group’s share of results from associates grew by 2.6%, or by 18.2% on an organic basis, with the impact of the disposals of the Group’s interests in Belgacom Mobile SA and Swisscom Mobile AG during the prior financial year, and unfavourable foreign exchange movements, reducing reported growth by 9.0% and 6.6% respectively. The organic growth was driven by strong growth in Verizon Wireless.

Investment income and financing costs

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m
Investment income	382	425
Financing costs	(1,280)	(813)
	(898)	(388)

Analysed as:
Net financing costs before dividends from investments	(394)	(272)
Potential interest charges arising on settlement of outstanding tax issues	(200)	(202)
Dividends from investments	72	57
	(522)	(417)
Foreign exchange(1)	(90)	8
Changes in fair value of equity put rights and similar arrangements(2)	(286)	21
	(898)	(388)

Notes:

(1)   Comprises foreign exchange differences reflected in the income statement in relation to certain intercompany balances, and the foreign exchange differences on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank, which completed in April 2006.

(2)   Includes a charge of £333 million representing the initial fair value of the put options granted over the Essar group’s interest in Vodafone Essar, which has been recorded as an expense. Further details of these options are provided on page 19.

Net financing costs before dividends from investments increased by 44.9% to £394 million following an increase in average net debt of 28.7%, a change in the currency mix and higher interest rates. At 30 September 2007, the provision for potential interest charges arising on settlement of outstanding tax issues was £1,409 million (30 September 2006: £1,047 million).

Taxation

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m

Income tax expense	1,233	1,218
Recognition of pre-acquisition deferred tax asset	15	-
Tax on adjustments to derive adjusted profit before tax	19	2

Adjusted income tax expense	1,267	1,220
Share of associated undertakings’ tax	222	240

Adjusted income tax expense for purposes of calculating adjusted tax rate	1,489	1,460

Profit /(loss) before tax	4,560	(3,330)
Adjustments to derive adjusted profit before tax(1)	141	8,054

Adjusted profit before tax	4,701	4,724
Add: Share of associated undertakings’ tax and minority interest	250	271

Adjusted profit before tax for the purpose of calculating adjusted effective tax rate	4,951	4,995

Adjusted effective tax rate	30.1%	29.2%

Note:

(1)          See earnings/(loss) per share below.

The adjusted effective tax rate for the six months ended 30 September 2007 was 30.1% compared to 29.2% for the same period last year. The effective rate, excluding impairment losses and other adjustments, for the year ending 31 March 2008 is expected to be similar to the effective rate for the year ended 31 March 2007 of 30.5%.

Earnings/(loss) per share

Adjusted earnings per share increased by 7.4% from 5.98 pence to 6.42 pence for the six months ended 30 September 2007, with the increase being primarily due to the lower weighted average number of shares following the share consolidation which occurred in July 2006 and which therefore, will not benefit the second half of the financial year. Basic earnings per share from continuing operations was 6.22 pence compared to a basic loss per share from continuing operations of 8.02 pence for the same period last year.

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m

Profit/(loss) from continuing operations attributable to equity shareholders	3,290	(4,611)
Adjustments:
Impairment losses	-	8,100
Other income and expense	15	(1)
Share of associated undertakings’ non-operating income	-	(6)
Non-operating income and expense(1)	(250)	(10)
Foreign exchange(2)	90	(8)
Changes in fair value of equity put rights and similar arrangements(3)	286	(21)

	141	8,054
Tax on the above items	(19)	(2)
Recognition of pre-acquisition deferred tax asset	(15)	-

Adjusted profit from continuing operations attributable to equity shareholders	3,397	3,441

Weighted average number of shares outstanding – basic	52,935	57,515
Weighted average number of shares outstanding – diluted(4)	53,116	57,515

Notes:

(1)          The £250 million adjustment for the six months ended 30 September 2007 represents the profit on disposal of the Group’s 5.60% stake in Bharti Airtel.

(2)          See note 1 in investment income and financing costs on page 7.

(3)          See note 2 in investment income and financing costs on page 7.

(4)          In the six months ended 30 September 2006, 140 million shares have been excluded from the calculation of diluted loss per share as they are not dilutive.

EUROPE RESULTS

	Germany	Italy	Spain	UK	Arcor	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic
Six months to 30 September 2007
Voice revenue(1)	1,888	1,570	1,867	1,855	–	1,690	(166)	8,704
Messaging revenue	354	324	205	444	–	265	(17)	1,575
Data revenue	265	119	170	184	–	133	(28)	843
Fixed line revenue(1)	7	10	9	12	758	16	(32)	780
Other service revenue	1	2	–	8	–	–	–	11
Total service revenue	2,515	2,025	2,251	2,503	758	2,104	(243)	11,913	1.7	2.3
Acquisition revenue	83	58	120	127	10	67	(2)	463
Retention revenue	21	12	64	21	–	47	–	165
Other revenue	31	2	4	66	–	25	–	128
Total revenue	2,650	2,097	2,439	2,717	768	2,243	(245)	12,669	1.5	2.0
Interconnect costs	(319)	(343)	(350)	(579)	(182)	(428)	243	(1,958)
Other direct costs	(145)	(99)	(186)	(243)	(164)	(138)	–	(975)
Acquisition costs	(290)	(134)	(278)	(368)	(78)	(168)	2	(1,314)
Retention costs	(202)	(52)	(238)	(177)	–	(155)	–	(824)
Operating expenses	(544)	(433)	(438)	(616)	(206)	(527)	–	(2,764)
EBITDA	1,150	1,036	949	734	138	827	–	4,834	(2.0)	(1.5)
Acquired intangibles amortisation	–	–	–	(11)	–	(4)	–	(15)
Purchased licence amortisation	(170)	(39)	(3)	(166)	–	(35)	–	(413)
Depreciation and other amortisation	(336)	(221)	(231)	(314)	(46)	(250)	–	(1,398)
Share of result in associates	–	–	–	–	–	261	–	261
Adjusted operating profit	644	776	715	243	92	799	–	3,269	(2.7)	(2.3)

EBITDA margin	43.4%	49.4%	38.9%	27.0%	18.0%	36.9%		38.2%

Six months to 30 September 2006
Voice revenue(1)	2,106	1,721	1,729	1,838	–	1,731	(205)	8,920
Messaging revenue	386	275	190	365	–	256	(14)	1,458
Data revenue	190	89	122	134	–	91	(23)	603
Fixed line revenue(1)	8	11	9	8	697	12	(14)	731
Total service revenue	2,690	2,096	2,050	2,345	697	2,090	(256)	11,712
Acquisition revenue	71	57	153	120	9	56	–	466
Retention revenue	17	20	62	29	–	46	–	174
Other revenue	49	1	3	55	–	24	–	132
Total revenue	2,827	2,174	2,268	2,549	706	2,216	(256)	12,484
Interconnect costs	(363)	(326)	(349)	(489)	(172)	(437)	256	(1,880)
Other direct costs	(167)	(111)	(174)	(209)	(119)	(119)	–	(899)
Acquisition costs	(274)	(114)	(323)	(292)	(85)	(155)	–	(1,243)
Retention costs	(182)	(62)	(183)	(186)	–	(150)	–	(763)
Operating expenses	(578)	(433)	(426)	(588)	(204)	(536)	–	(2,765)
EBITDA	1,263	1,128	813	785	126	819	–	4,934
Acquired intangibles amortisation	–	–	–	(4)	–	(4)	–	(8)
Purchased licence amortisation	(172)	(37)	(34)	(166)	–	(34)	–	(443)
Depreciation and other amortisation	(367)	(252)	(194)	(297)	(43)	(255)	–	(1,408)
Share of result in associates	–	–	–	–	–	286	–	286
Adjusted operating profit	724	839	585	318	83	812	–	3,361

EBITDA margin	44.7%	51.9%	35.8%	30.8%	17.8%	37.0%		39.5%

	%	%	%	%	%	%
Change at constant exchange rates
Voice revenue(1)	(9.8)	(8.1)	8.7	0.9	–	(1.8)
Messaging revenue	(7.7)	18.4	9.0	21.6	–	4.4
Data revenue	40.1	35.7	41.2	37.3	–	49.2
Fixed line revenue(1)	(2.6)	(5.5)	(2.2)	50.0	9.6	34.5
Total service revenue	(5.9)	(2.7)	10.6	6.7	9.6	1.4
Acquisition revenue	18.3	3.3	(21.4)	5.8	10.0	24.4
Retention revenue	23.5	(42.8)	4.6	(27.6)	–	1.8
Other revenue	(36.6)	171.4	25.8	20.0	–	4.9
Total revenue	(5.7)	(2.9)	8.3	6.6	9.6	2.0
Interconnect costs	(11.5)	5.7	1.0	18.4	5.8	(1.0)
Other direct costs	(12.8)	(10.1)	8.3	16.3	37.0	16.6
Acquisition costs	6.5	18.5	(13.1)	26.0	(5.6)	9.5
Retention costs	11.6	(15.4)	30.6	(4.8)	–	4.0
Operating expenses	(5.3)	0.9	3.6	4.8	1.8	(1.3)
EBITDA	(8.4)	(7.5)	17.5	(6.5)	11.0	1.8
Acquired intangibles amortisation	–	–	–	175.0	–	100.0
Purchased licence amortisation	–	5.4	(91.2)	–	–	6.1
Depreciation and other amortisation	(8.2)	(11.6)	19.7	5.7	9.5	(1.6)
Share of result in associates	–	–	–	–	–	(8.4)
Adjusted operating profit	(10.5)	(6.9)	23.0	(23.6)	12.1	(1.2)

EBITDA margin movement	(1.3)	(2.5)	3.0	(3.8)	0.3	(0.1)

Note:

(1)          Revenue relating to fixed line activities provided by mobile operators, previously classified within voice revenue, is now presented as fixed line revenue, together with revenue from fixed line operators and DSL. All prior periods have been adjusted accordingly.

	30 September	Germany	Italy	Spain	UK	Other	Europe
Mobile telecommunications KPIs
Closing customers (‘000)	- 2007	32,541	22,407	15,473	17,959	17,684	106,064
	- 2006	29,622	19,337	14,024	16,287	16,267	95,537

Closing 3G devices (‘000)	- 2007	4,745	4,700	4,328	3,095	2,873	19,741
	- 2006	2,724	2,830	1,739	1,348	1,726	10,367

Voice usage (millions of minutes)	- 2007	20,160	17,983	17,416	18,075	15,385	89,019
	- 2006	15,593	15,737	14,511	14,786	14,120	74,747

See page 35 for definition of terms

Revenue

Revenue growth of 1.5% in the six months ended 30 September 2007 was achieved despite a 0.5% impact from adverse exchange rate movements.

Service revenue growth was 1.7% in the six months ended 30 September 2007, with organic growth more than offsetting the adverse exchange rate movements. This growth was achieved predominantly by strong performance in data revenue, following improved service offerings and a significant increase in the number of 3G devices, and also from growth in the total registered mobile customer base which increased by 11.0% and reached 106.1 million at 30 September 2007. The positive impact of these factors on service revenue growth more than offset the negative effects of termination rate cuts, the cancellation of top up fees in Italy resulting from new regulation and the Group’s ongoing reduction of European roaming rates.

Voice revenue declined by 2.4%, or by 1.9% on an organic basis, driven by the effect of the termination rate cuts, roaming regulation and pricing reductions, which were mostly offset by total voice usage growth of 19.1%.

•               Outgoing voice revenue remained broadly stable, with 0.3% organic growth during the period. Strong growth of 24.0% in outgoing call minutes, driven by the increased customer base and a 12.9% increase in outgoing usage per customer, was broadly matched by a reduction in the effective rate per minute, resulting from the cancellation of top up fees in Italy and price competition.

•               Incoming voice revenue continued to decline, with a 4.4% fall on an organic basis, principally due to the impact of termination rate reductions in Germany, despite a 9.2% increase in incoming mobile voice minutes in the region.

•               Roaming and international visitor revenue declined 7.4% on an organic basis, as expected, principally from the impact of the Group’s initiatives on retail and wholesale roaming. The overall reduction in revenue was mitigated by an increase of 12.4% in the respective volume of voice minutes used during the period.

The region recorded 8.0% growth in messaging revenue, or 8.6% on an organic basis compared with the same period last year, principally as a result of strong growth in messaging usage, particularly in Italy and the UK.

Data revenue growth remained strong, increasing by 39.8%, or by 40.8% on an organic basis. Data revenue continues to benefit from growth in connectivity services, demonstrated by the increasing penetration of 3G devices, which have nearly doubled since September 2006 to 19.7 million. Handheld business devices increased by 112.6% since September last year and Vodafone Mobile Connect 3G/GPRS data cards grew by 78.9%.

Fixed line revenue increased by 6.7%, or by 7.6% on an organic basis, mainly due to a 9.6% increase in Arcor’s service revenue at constant exchange rates.

Germany

At constant exchange rates, service revenue declined by 5.9%, mainly resulting from a 9.8% fall in voice revenue. This decline was driven by the impact of termination rate reductions, prior year tariff cuts and wholesale roaming rates. Although the prior year tariff changes resulted in a 30.9% fall in the effective outbound rate per minute, the impact of these changes was partially offset by a strong 38.1% increase in outgoing voice minutes. Messaging revenue also fell 7.7% at constant exchange rates, primarily as a result of higher take up of bundled offers on contract and reductions in messaging per user in the prepaid customer base. Partly offsetting these impacts was strong data revenue growth of 40.1% at constant exchange rates which has been achieved through continued growth in business services and the associated increasing penetration of 3G devices.

Italy

At constant exchange rates, service revenue declined by 2.7%, including an 8.1% decline in voice revenue primarily resulting from the negative impact of the cancellation of top up fees in March 2007 and termination rate cuts. The decrease in voice revenue was partially mitigated by a 14.3% increase in total voice usage, including a 17.8% increase in outgoing voice usage. Growth was driven by successful commercial initiatives which also resulted in a 23.3% increase in closing contract customers, predominantly within the business customer base. Despite the retail price decline, voice roaming revenue grew by 7.7% at constant exchange rates driven by a 15.7% increase in roaming minutes. Continued

momentum from successful messaging propositions launched earlier in the calendar year helped achieve messaging growth of 18.4% at constant exchange rates. Strong growth in Vodafone Connect USB Modems, Vodafone Mobile Connect Cards with 3G broadband and an increase in handheld business devices drove data revenue growth of 35.7% at constant exchange rates.

Spain

Service revenue growth in Spain was 10.6% at constant exchange rates.  The rate of service revenue growth slowed during the quarter ended 30 September 2007, compared with the previous quarter, due to a strong summer promotion in the prior year, a more intensified competitive market and a lower growth in the average customer base.  An 8.7% increase in voice revenue at constant exchange rates was achieved, predominantly due to a 10.3% increase in the customer base, although this was partially impacted by a termination rate cut in the period.  3G devices grew by 148.9% to 4.3 million devices, helping to drive data revenue growth of 41.2% at constant exchange rates compared with the same period last year.

UK

Service revenue in the UK increased by 6.7%, benefiting from a 10.3% increase in the customer base, reflecting an increase in contract customer market share, and from a £30 million VAT refund.  Voice revenue increased by 0.9% with increases in voice usage, partly prompted by the increase in the customer base following the success of the refreshed voice tariffs launched in the previous year, more than offsetting falls in price per minute and reductions in roaming rates.  Messaging and data revenue growth have remained strong at 21.6% and 37.3%, respectively.  Messaging revenue growth reflects the continued success of propositions launched last year.  Similarly, increasing penetration of Vodafone Mobile Connect 3G/GPRS data cards and handheld business devices combined with enhanced connectivity service offerings helped drive strong data revenue growth.

Arcor

Arcor generated a 9.6% increase in service revenue at constant exchange rates.  In a very competitive market, growth was principally driven by a 39.6% increase in DSL customers to 2.3 million.

Other Europe

Service revenue in Other Europe remained broadly stable compared with the same period last year, after a 0.7% adverse impact from foreign exchange movements.  At constant exchange rates, service revenue increased by 6.4% and 5.8% in Portugal and the Netherlands respectively, although these increases were mostly offset by a 6.1% decline in Greece.  The decline in Greece arose from the impact of termination rate cuts in January and June of this year and the cessation in April of a national roaming agreement.

Adjusted operating profit

Adjusted operating profit fell by 2.7%, or by 2.3% on an organic basis, while the EBITDA margin decreased by 1.3%.  Growth in interconnect costs, other direct costs and acquisition costs was the largest driver behind this decline.

Interconnect costs increased by 4.1% compared with the same period in the prior year, with the increased call volumes in the region partly offset by the benefit obtained from termination rate cuts.  The main increases in interconnect costs were recorded in the UK and Italy, partially offset by reductions in Germany.

Other direct costs rose by 8.5%, mostly resulting from Arcor and the UK.  Within Arcor, an increase in direct access charges resulted from achieving a higher customer base.  The increase in other direct costs in the UK was mainly due to investment in content based data services and, in part, to a portion of commissions being recorded in other direct costs to reflect their ongoing nature following changes to the commercial model.

Acquisition costs increased by 5.7% compared with the same period last year, primarily reflecting increases in the UK, as well as smaller increases in Germany and Italy, partly offset by lower costs in Spain.  Acquisition costs in the UK reflected higher contract customer additions and higher costs per addition in a competitive market.

Retention costs increased by 8.0%, predominantly an effect of the increased volume of upgrades in Spain resulting from the recent large customer growth and more proactive churn management.  Across the region, costs per upgrade remained similar year on year, except in Italy following increased focus on the retention of high value prepaid customers that began in the summer of the last financial year.

Operating expenses were broadly stable as a result of various initiatives implemented to achieve the broadly stable operating expenses target.  Specific actions undertaken included restructuring in Germany, Ireland and in common functions, continued migration from leased lines to owned transmission and further renegotiation of contracts relating to various network operating expenses.  This has been achieved despite increasing call volumes carried on the Group’s networks and customer care from a growing customer base and an increasingly competitive market place.

Germany

Adjusted operating profit fell by 10.5% at constant exchange rates as a result of the reduction in voice revenue.  Costs within Germany also fell overall, with the largest reductions experienced in interconnect costs, which fell by 11.5% at constant exchange rates, as a result of the termination rate cut.  Operating expenses fell by 5.3% at constant exchange rates resulting from targeted cost reduction programmes.  Increases in acquisition and retention costs of 6.5% and 11.6% at constant exchange rates arose as a result of higher gross additions and upgrades.  Acquisition costs per customer fell, while retention costs increased 3.2% on a per customer basis.  Depreciation and other amortisation charges fell by 8.2% on a constant currency basis due to the centralisation of the service platform operations that was completed in the last financial year and the ongoing progress on centralisation of data centres.

Italy

Adjusted operating profit fell by 6.9% at constant exchange rates, driven primarily by the reduction in service revenue.  The main movements in the cost base in Italy were in relation to interconnect costs, which increased by 5.7% at constant exchange rates due to the increased number of outgoing minutes, particularly to other mobile networks, and acquisition costs which increased by 18.5% at constant exchange rates reflecting an increase in volumes, mainly higher value contract customers.  Operating expenses remained flat compared to the prior year due to cost saving initiatives.  Reduced depreciation and other amortisation of 11.6% at constant exchange rates resulted from lower capital expenditure, including the centralisation of data centre operations.

Spain

Adjusted operating profit increased by 23.0% at constant exchange rates as interconnect costs remained stable, due to the reduction in termination rates and an increase in volume of calls made to other Vodafone customers which do not incur interconnect costs, as well as overall cost control producing a reduction in expenses as a percentage of overall revenue.  Retention costs increased by 30.6% at constant exchange rates resulting from an increased volume of upgrades compared to the prior year, which was largely offset by a decrease in acquisition costs of 13.1% at constant exchange rates reflecting lower additions in the current period.

UK

Although service revenue grew by 6.7%, adjusted operating profit decreased by 23.6% mainly due to investment in new customers driving a 26.0% increase in acquisition costs.  The higher customer base and new tariffs generated a 27.6% increase in outgoing mobile minutes which in turn increased interconnect costs by 18.4%.  Additionally, other direct costs rose by 16.3% due in part to investment in content based data services and an incentive based commission structure for indirect partners, which has led to improved customer retention.

Arcor

Adjusted operating profit increased by 12.1% at constant exchange rates, as the 9.6% increase in service revenue outpaced the 9.3% growth in the cost base at constant exchange rates.  The increase in the cost base was primarily driven by other direct costs, which increased by 37.0% at constant exchange rates, as a result of higher direct access charges incurred due to the larger customer base, while other components of the cost base remained relatively stable.

Other Europe

Adjusted operating profit decreased by 1.6%.  Portugal and the Netherlands contributed adjusted operating profit growth at constant exchange rates of 15.4% and 39.1% respectively, resulting from strong cost control and a fall in costs as a percentage of service revenue.  Growth in these countries was offset by a fall in the share of results in associates, which fell 8.5% at constant exchange rates, and by a decrease in adjusted operating profit at constant exchange rates of 22.3% in Greece, where results were affected by a decline in service revenue, increased retention and marketing costs and a regulatory fine.

EMAPA RESULTS

	Eastern Europe	Middle East Africa & Asia	Pacific	Associates US	Associates Other	EMAPA	% change
	£m	£m	£m	£m	£m	£m	£	Organic
Six months to 30 September 2007
Voice revenue(1)	1,260	1,735	504			3,499
Messaging revenue	156	92	129			377
Data revenue	49	50	28			127
Fixed line revenue(1)	8	4	10			22
Total service revenue	1,473	1,881	671			4,025	40.9	15.6
Acquisition revenue	26	124	61			211
Retention revenue	11	–	3			14
Other revenue	14	14	23			51
Total revenue	1,524	2,019	758			4,301	39.9	16.0
Interconnect costs	(252)	(280)	(118)			(650)
Other direct costs	(222)	(255)	(133)			(610)
Acquisition costs	(152)	(186)	(105)			(443)
Retention costs	(41)	(52)	(27)			(120)
Operating expenses	(379)	(470)	(201)			(1,050)
EBITDA	478	776	174			1,428	29.8	13.1
Acquired intangibles amortisation	(104)	(208)	–			(312)
Purchased licence amortisation	(12)	(16)	(8)			(36)
Depreciation and other amortisation	(191)	(223)	(103)			(517)
Share of result in associates	–	1	–	1,180	–	1,181
Adjusted operating profit	171	330	63	1,180	–	1,744	6.1	20.8

EBITDA margin	31.4%	38.4%	23.0%			33.2%

Six months to 30 September 2006
Voice revenue(1)	946	1,027	458			2,431
Messaging revenue	147	66	118			331
Data revenue	25	11	20			56
Fixed line revenue(1)	5	34	–			39
Total service revenue	1,123	1,138	596			2,857
Acquisition revenue	23	105	48			176
Retention revenue	8	–	–			8
Other revenue	8	4	22			34
Total revenue	1,162	1,247	666			3,075
Interconnect costs	(217)	(178)	(125)			(520)
Other direct costs	(141)	(112)	(100)			(353)
Acquisition costs	(91)	(144)	(78)			(313)
Retention costs	(31)	(36)	(24)			(91)
Operating expenses	(278)	(246)	(174)			(698)
EBITDA	404	531	165			1,100
Acquired intangibles amortisation	(127)	(61)	(1)			(189)
Purchased licence amortisation	(8)	(9)	(7)			(24)
Depreciation and other amortisation	(151)	(122)	(91)			(364)
Share of result in associates	–	–	–	1,015	106	1,121
Adjusted operating profit	118	339	66	1,015	106	1,644

EBITDA margin	34.8%	42.6%	24.8%			35.8%

	%	%	%	%	%
Change at constant exchange rates
Voice revenue(1)	31.5	84.4	4.8
Messaging revenue	2.0	51.0	5.3
Data revenue	99.2	395.0	32.5
Fixed line revenue(1)	79.1	(89.5)	–
Total service revenue	29.2	79.7	7.4
Acquisition revenue	13.7	32.6	21.0
Retention revenue	39.5	–	–
Other revenue	76.5	353.3	4.4
Total revenue	29.3	76.6	8.8
Interconnect costs	13.2	70.9	(9.7)
Other direct costs	48.9	147.1	26.7
Acquisition costs	62.1	45.8	29.8
Retention costs	38.0	57.5	7.5
Operating expenses	33.6	107.9	10.3
EBITDA	19.6	58.4	0.5
Acquired intangibles amortisation	(18.8)	271.4	–
Purchased licence amortisation	50.0	100.0	–
Depreciation and other amortisation	25.7	97.3	7.3
Share of result in associates	–	–	–	26.0	(100.0)
Adjusted operating profit	53.5	5.2	(8.5)	26.0	(100.0)

EBITDA margin movement	(2.6)	(4.4)	(1.8)

Note:

(1)   Revenue relating to fixed line activities provided by mobile operators, previously classified within voice revenue, is now presented as fixed line revenue, together with revenue from fixed line operators and DSL.  All prior periods have been adjusted accordingly.

	30 September 2007				30 September 2006
	Eastern Europe	Middle East Africa & Asia	Pacific	EMAPA	Eastern Europe	Middle East Africa & Asia	Pacific	EMAPA

Mobile telecommunications KPIs
Closing customers (‘000)	31,699	66,810	5,840	104,349	25,879	25,374	5,423	56,676
Closing 3G devices (‘000)	517	133	1,022	1,672	224	–	534	758
Voice usage (millions of minutes)	24,230	78,865	6,138	109,233	17,790	17,204	5,402	40,396

See page 35 for definition of terms

Revenue

Service revenue increased by 40.9%, or by 15.6% on an organic basis, with the impact of the acquisition of subsidiaries in Turkey and India and the adverse effect of exchange rate movements, particularly in South Africa, accounting for most of the difference.  The impact of acquisitions, disposal and exchange rates on EMAPA’s service revenue growth are shown below.

	Organic growth %	Impact of exchange rates Percentage points	Impact of acquisitions and disposal(1) Percentage points	Reported growth %

Service revenue
Eastern Europe	11.0	2.0	18.2	31.2
Middle East, Africa and Asia	25.1	(14.4)	54.6	65.3
Pacific	7.4	5.2	-	12.6
EMAPA	15.6	(2.3)	27.6	40.9

Note:

(1)   Impact of acquisitions and disposal includes the impact of the change in consolidation status of Bharti Airtel from a joint venture to an investment in February 2007.

The organic service revenue growth was driven predominantly by an organic increase in total voice minutes of 31.8%, a result of a 28.8% organic increase in the average customer base and usage stimulation strategies, which more than offset the impact of pricing pressures in a number of locations.

Eastern Europe

In Eastern Europe the growth in service revenue benefited from an 18.2 percentage point increase from the prior year acquisition in Turkey, and favourable exchange rate movements of 2.0 percentage points.  Organic growth in service revenue was 11.0%, principally driven by an 18.2% organic increase in the average customer base.

Romania continued to be the principal driver of organic growth in Eastern Europe, with service revenue growth of 23.2% at constant exchange rates, mainly as a result of a 19.9% increase in the closing customer base, particularly driven by initiatives focused on business and contract customers which contributed to a 33.9% increase in total voice minutes.

Turkey continued to perform well with strong customer growth of 29.0% since 30 September 2006, bringing the closing customer base to 15.7 million.  This led to total revenue growth of around 28%, assuming the Group owned the business for the whole of the same period last year.

Middle East, Africa and Asia

Service revenue in Middle East, Africa and Asia grew strongly with a 25.1% increase on an organic basis, mainly due to strong growth in Egypt and from Vodacom.

Service revenue growth at constant exchange rates in Egypt was 33.9%, predominantly a result of a 64.0% increase in voice usage which was stimulated by the increased customer base of 12.2 million.

Vodacom reported service revenue growth at constant exchange rates of 19.1%, reflecting the Group’s share of the 22.6% increase in the closing customer base during the twelve month period to 30 September 2007.  The growth in the customer base in the six months ended 30 September 2007 was impacted by a change in the prepaid customer disconnection policy, which resulted in the disconnection of an additional 1.45 million prepaid customers in September 2007.  Vodacom’s data revenue growth remained very strong, with rapid growth in mobile broadband connectivity devices.

The Group’s new business in India reported year on year total revenue growth of around 53%, assuming the Group owned the business for the whole of both periods.  Customer net additions between the completion of the acquisition and the end of the period were 8.0 million, bringing the closing customer base to 35.7 million.

Pacific

The Group’s operations in the Pacific segment delivered 12.6% service revenue growth, or 7.4% on an organic basis, with the impact of favourable foreign exchange movements being the difference.  The organic growth was achieved through a 13.6% increase in total voice minute volumes, a result of the 7.7% growth in the closing customer base in the region, with improved contract mix and a focus on higher value prepaid customers in Australia, though this was partially offset by the impact of termination rate reductions in both Australia and New Zealand in the period.

Adjusted operating profit

The impact of acquisitions, disposals and exchange rates on EMAPA’s EBITDA and adjusted operating profit is shown below:

	Organic growth %	Impact of exchange rates Percentage points	Impact of acquisitions and disposal(1) Percentage points	Reported growth %

EBITDA
Eastern Europe	14.0	(1.3)	5.6	18.3
Middle East, Africa and Asia	17.2	(12.3)	41.2	46.1
Pacific	0.5	5.0	-	5.5
EMAPA	13.1	(4.6)	21.3	29.8

Adjusted operating profit
Eastern Europe	16.2	(8.6)	37.3	44.9
Middle East, Africa and Asia	13.3	(7.9)	(8.1)	(2.7)
Pacific	(8.5)	4.0	-	(4.5)
EMAPA	20.8	(7.7)	(7.0)	6.1

Note:

(1)         Impact of acquisitions and disposals includes the impact of the change in consolidation status of Bharti Airtel from a joint venture to an investment in February 2007.

Adjusted operating profit increased by 6.1%, or by 20.8% on an organic basis, with the increases in revenue achieved by the region being the main driver.  The acquisitions in Turkey and India led to a rise in acquired intangible amortisation which reduced the growth in adjusted operating profit, whilst the continued investment in network infrastructure in the region also resulted in higher depreciation charges.  The organic growth in adjusted operating profit was driven by strong performances in Romania, Egypt, Vodacom and the Group’s associated undertaking in the US.

Eastern Europe

Adjusted operating profit increased by 16.2% on an organic basis, principally as a result of the growth in revenue in the region, whilst the main movements in the cost base in the Eastern Europe region included a 7.4% organic increase in interconnect costs, resulting from the 26.9% organic increase in outgoing voice minutes, principally from the increased customer base, and a 7.3% organic increase in operating expenses due to growth in the region’s businesses, but fell slightly as a percentage of service revenue on an organic basis.

Romania remained the principal contributor to the organic growth in costs with a 36.7% increase in interconnect costs at constant exchange rates, a result of the larger customer base and higher average usage per customer, and an increased level of operating expenses due to an increased number of direct sales and distribution employees in a growing business.  However, operating expenses decreased as a percentage of service revenue.  Romania also accounted for predominantly all of the increase in the region’s rise in organic acquisition and retention costs due to higher volumes of gross additions and upgrades.

The main cost drivers in Turkey were acquisition costs and operating expenses.  Acquisition costs increased in response to a higher level of gross additions, which resulted from better positioning of both contract and prepaid propositions, with a focus on the contract segment.  The increase in operating expenses was mainly due to the expansion of the network and higher marketing expenses, which increased primarily as a result of the increased spending since the rebranding of the business to Vodafone in March 2007.

Middle East, Africa and Asia

Adjusted operating profit increased by 13.3% on an organic basis, as revenue growth more than offset the increase in costs.  The organic growth was mainly driven by Egypt and Vodacom.

At constant exchange rates, the key increases in Egypt’s cost base were interconnect costs which increased by 47.9%, a result of the 77.4% increase in outgoing voice minutes, a 59.8% increase in other direct costs, principally due to prepaid airtime commissions and a 45.7% increase in operating expenses caused by expansion in network infrastructure, and higher marketing and customer care expenses to serve the larger customer base.

Growth in adjusted operating profit in Vodacom was impacted by 12.9 percentage points from adverse exchange rate movements.  At constant exchange rates, interconnect costs increased by 17.2%, in response to the 34.0% increase in outgoing voice minutes, and operating expenses increased by 24.4% as a result of higher publicity spending.

The Indian mobile market has continued to grow with penetration reaching 18.2% by the end of September 2007.  Vodafone Essar, which adopted the Vodafone brand in September 2007, has continued to perform well with EBITDA slightly ahead of the expectations held at the time of the completion of the acquisition.  This has been partially due to the Group’s rapid network roll out in this market.

Pacific

Adjusted operating profit decreased 4.5%, after including the impact of favourable exchange movements of 4.0 percentage points, as the increased revenue generated in the region was offset by an increase in costs.  The principal cost drivers behind the decline were an increase in other direct costs of 26.7% at constant exchange rates, primarily due to Australia reporting higher contract commissions and, in New Zealand, due to the inclusion of DSL costs from ihug following its acquisition in October 2006 combined with an increased provision for its share of the Total Telecom Service Obligation costs, a regulator imposed cost.  There was a 34.4% increase in acquisition costs at constant exchange rates in Australia, a result of increased investment in higher value customers in both the contract and prepaid segments.  Operating expenses in Australia increased due to investment in marketing, sales and customer care, whilst the reported increase in New Zealand was due to adverse foreign exchange movements impacting the translation into sterling, an increase in the share of billing system costs and higher payroll costs resulting from improvements in customer care.

Associates

	2007			2006			Verizon Wireless change
	Verizon Wireless £m	Other(1) £m	Total £m	Verizon Wireless £m	Other(1) £m	Total £m	£ %	Constant Currency %

Share of result of associates
Operating profit	1,366	–	1,366	1,214	136	1,350	12.5	21.8
Interest	(65)	–	(65)	(94)	2	(92)	(30.9)	(26.5)
Tax	(92)	–	(92)	(73)	(32)	(105)	26.0	37.2
Minority interest	(29)	–	(29)	(32)	–	(32)	(9.4)	(2.7)
	1,180	–	1,180	1,015	106	1,121	16.3	26.0

Verizon Wireless (100% basis)
Total revenue (£m)	11,042			10,327
EBITDA margin	39.1%			38.7%
Closing customers (‘000)	63,699			56,747
Average monthly ARPU ($)	54.1			52.6
Blended churn	15.1%			14.2%
Messaging and data as a percentage of service revenue	18.4%			12.9%

Note:

(1)   Other associates in 2006 include the results of the Group’s associated undertakings in Belgium and Switzerland until the announcement of their respective disposal in August 2006 and December 2006.

Verizon Wireless, the Group’s associated undertaking in the US, produced another period of strong organic customer growth, adding 3.4 million net retail customer additions in a market with penetration reaching an estimated 83.1% at 30 September 2007.  Total net customer additions of 3.0 million, after 0.4 million net reseller disconnections, equate to 1.3 million in proportionate terms and brought the Group’s share of the closing customer base to 28.7 million.  The customer growth was achieved through an increase in new customer additions, particularly in the higher value contract segment, and low customer churn driven by market leading customer loyalty.

Service revenue growth was 16.6% at constant exchange rates, driven by the expanding customer base and a 2.9% increase in ARPU.  Data revenue continued to increase strongly, predominantly as a result of growth in data card, wireless email and messaging services.  Verizon Wireless continued to lay the foundations for future data revenue growth through the expansion of CDMA EV-DO Rev A, an enhanced wireless broadband service, which now covers a population of 210 million.

Verizon Wireless improved its EBITDA margin mainly due to operating expenditure efficiencies offsetting a higher level of customer acquisition and retention activity during the period.  The Group’s share of the tax attributable to Verizon Wireless relates only to the corporate entities held by the Verizon Wireless partnership.  The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

Verizon Wireless has entered into an agreement to acquire Rural Cellular Corporation for approximately $2.67 billion in cash and assumed debt.  The transaction is expected to be completed by the first half of 2008, subject to the receipt of the required regulatory approvals, and will result in an increase in the customer base of Verizon Wireless of more than 0.7 million customers.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS AND FUNDING

During the six months ended 30 September 2007, net cash inflow from operating activities fell by 2.3% to £4,860 million and the Group generated £2,661 million of free cash flow, as analysed in the following table:

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	%

Net cash inflow from operating activities	4,860	4,975	(2.3)

– Continuing operations	4,860	4,840	0.4
– Discontinued operations	–	135

Add: Taxation	1,487	1,217

Purchase of intangible fixed assets	(320)	(298)
Purchase of property, plant and equipment	(1,902)	(1,892)
Disposal of property, plant and equipment	13	11
Operating free cash flow	4,138	4,013	3.1

– Continuing operations	4,138	4,021	2.9
– Discontinued operations	–	(8)

Taxation	(1,487)	(1,217)
Dividends received from associated undertakings (1)	476	371
Dividends paid to minority shareholders in subsidiary undertakings	(66)	(34)
Dividends received from investments	72	57
Interest received	240	256
Interest paid	(712)	(499)

Free cash flow	2,661	2,947	(9.7)

– Continuing operations	2,661	2,955	(9.9)
– Discontinued operations	–	(8)

Note:

(1)   Six months ended 30 September 2007 includes £272 million (2006: £240 million) from the Group’s interest in SFR and £199 million (2006: £119 million) from the Group’s interest in Verizon Wireless.

Free cash flow decreased primarily as a result of lower cash inflow from operating activities and higher payments for interest and taxation, partially offset by higher dividends received from associates.

An analysis of net debt is as follows:

	30 September 2007 £m	31 March 2007 £m

Cash and cash equivalents (as presented in the consolidated cash flow statement)	2,873	7,458
Bank overdrafts	28	23
Cash and cash equivalents (as presented in the consolidated balance sheet)	2,901	7,481

Trade and other receivables(1)	291	304
Trade and other payables(1)	(465)	(219)
Short term borrowings	(5,673)	(4,817)
Long term borrowings(2)	(20,307)	(17,798)
	(26,154)	(22,530)

Net debt as extracted from the consolidated balance sheet	(23,253)	(15,049)

Notes:

(1)   Represents mark to market adjustments on derivative financial instruments which are included as a component of trade and other receivables and trade and other payables.

(2)   Includes £2,464 million related to put options over minority interests, including those in Vodafone Essar and Arcor, which are required to be reported as a financial liability.

The Group targets low single A long term credit ratings, with its current credit ratings being P-2/F2/A-2 short term and Baa1 stable/A- stable/A- stable long term from Moody’s, Fitch Ratings and Standard & Poor’s respectively.  Credit ratings are not a recommendation to purchase, hold or sell securities, inasmuch as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation.  Each rating should be evaluated independently.

The Group’s credit ratings enable it to have access to a wide range of debt finance, including commercial paper, bonds and committed bank facilities.

In aggregate, the Group has committed facilities of approximately £8,821 million, of which £5,726 million was undrawn and £3,095 million drawn at 30 September 2007.  The undrawn facilities include a $5.2 billion Revolving Credit Facility that matures in June 2012 and a $6.1 billion Revolving Credit Facility that matures in June 2009.  Both facilities support US and euro commercial paper programmes of up to $15 billion and £5 billion respectively.  At 30 September 2007, no amounts were drawn under the US commercial paper programme and €785 million (£548 million) was drawn under the euro commercial paper programme.  Other undrawn facilities of £175 million are specific to the Group’s subsidiary in Egypt.

The Group has a €25 billion Euro Medium Term Note (“EMTN”) programme and a US shelf programme which are used to meet medium to long term funding requirements.  At 31 March 2007, the nominal value of bonds outstanding was £17,101 million.  In the six months to 30 September 2007, bonds with a nominal value of £1,221 million were issued under the EMTN programme.  The bonds issued during the six months to 30 September 2007 were as follows:

Date bond issued	Maturity of bond	Currency	Amount million	US shelf programme or EMTN Programme

6 June 2007	6 June 2014	EUR	1,250	EMTN Programme

6 June 2007	6 June 2022	EUR	500	EMTN Programme

At 30 September 2007, the Group had bonds outstanding with a nominal value of £17,206 million.  On 24 October 2007, $500 million aggregate principal amount of bonds maturing on 27 February 2037 were issued under the US shelf programme.

On 8 May 2007, the Group acquired a controlling interest in Vodafone Essar.  Operating companies acquired in this transaction are funded by external facilities which are non-recourse to other Group companies.  At 30 September 2007, a total of INR62.1 billion (£765 million) had been fully drawn from committed bank facilities that mature at various dates up to July 2012.  Other companies are funded by fully drawn external bank facilities of INR16.4 billion (£202 million) that mature at various dates up to February 2010.

TOTAL SHAREHOLDER RETURNS

Dividends

The Company provides returns to shareholders through dividends.  The Company has historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August.  The directors expect that the Company will continue to pay dividends semi-annually.

The Board remains committed to its policy of distributing 60% of adjusted earnings per share by way of dividend. However, as a result of the earnings dilution arising from the Vodafone Essar acquisition, the payout ratio is expected to rise above 60% in the near term to better reflect the underlying trends of the business.

The directors have announced an interim dividend of 2.49 pence per share, representing a 6.0% increase over last year’s interim dividend.  In growing dividends at 6.0%, ahead of its guidance for modest growth issued in May, the Board has taken into account the Group’s current financial performance and its confidence in the prospects for the business.

The ex-dividend date is 21 November 2007 for ordinary shareholders, the record date for the interim dividend is 23 November 2007 and the dividend is payable on 1 February 2008.

Other returns

The Group has no current plans for further share purchases or other one-off shareholder returns.  The Board will periodically review the free cash flow, anticipated cash requirements, dividends, credit profile and gearing of the Group and consider additional shareholder returns.

OPTION AGREEMENTS AND SIMILAR ARRANGEMENTS

On 8 August 2007 the Group announced that it had decided not to exercise its rights under its agreement with Verizon Communications (“Verizon”) to sell to Verizon up to $10 billion of the Group’s interest in Verizon Wireless.  This was the final such option available to Vodafone.

As part of the Vodafone Essar acquisition, the Group acquired less than 50% equity interests in Telecom Investments India Private Limited (“TII”) and in Omega Telecom Holdings Private Limited (“Omega”).  The Group was granted call options to acquire 100% of the shares in two companies which together indirectly own the remaining shares of TII for, if the market equity of Vodafone Essar at the time of exercise is less than US$25 billion, an aggregate price of US$431 million plus interest or, if the market equity value of Vodafone Essar at the time of exercise is greater than US$25 billion, the fair market value of the shares as agreed between the parties.  The Group also has an option to acquire 100% of the shares in a third company which owns the remaining shares in Omega.  In conjunction with the receipt of these options, the Group also granted a put option to each of the shareholders of these companies with identical pricing which, if exercised, would require Vodafone to purchase 100% of the equity in the respective company.  These options can only be exercised in accordance with Indian law prevailing at the time of exercise.

The Group granted put options exercisable between 8 May 2010 and 8 May 2011 to members of the Essar group of companies that, if exercised, would allow the Essar group to sell its 33% shareholding in Vodafone Essar to the Group for US$5 billion or to sell between US$1 billion and US$5 billion worth of Vodafone Essar shares to the Group at an independently appraised fair market value.

SIGNIFICANT TRANSACTIONS

The Group invested a net £4,724 million(1) in acquisition and disposal activities, including the purchase and disposal of investments, in the six months ended 30 September 2007.  An analysis of the significant transactions and the changes to the Group’s effective interest in the entities is shown below.

£m
Acquisitions(1):
Acquisition of 100% of CGP Investments (Holdings) Limited (“CGP”), a company with interests in Hutchison Essar Limited (subsequently renamed Vodafone Essar Limited)	(5,428)
Disposals(1):
Partial disposal of Bharti Airtel Limited (from 9.99% to 5.00%)	654
Other net acquisitions and disposals, including investments(1)	50

(4,724)

Note:

(1)   Amounts are shown net of cash and cash equivalents acquired or disposed.

On 8 May 2007, the Group completed the acquisition of 100% of CGP, a company with interests in Vodafone Essar, from Hutchison Telecommunications International Limited for cash consideration of £5,479 million, gross of £51 million cash and cash equivalents acquired.  Following this transaction, the Group has a controlling financial interest in Vodafone Essar.  As part of this transaction, the Group also assumed gross debt of £1,466 million, including £217 million related to written put options over minority interests, and issued a written put to the Essar Group for which the present value of the redemption price was £2,154 million.

In conjunction with the acquisition of Vodafone Essar, the Group entered into a share sale and purchase agreement with a Bharti group company regarding the Group’s 5.60% direct shareholding in Bharti Airtel.  On 9 May 2007, a Bharti group company irrevocably agreed to purchase this shareholding.  The Group received £654 million in cash consideration for 4.99% of such shareholding, with the Group’s remaining 0.61% direct shareholding to be transferred by November 2008.

RISK FACTORS

There are a number of risk factors and uncertainties that could have a significant effect on the Group’s financial performance including:

•                the level of competition in the markets in which it and its interests operate which may affect the Group’s revenue and market share;

•                decisions and changes in the Group’s regulatory environment;

•                the non achievement of expected benefits from cost reduction initiatives and from business acquisitions;

•                expected benefits from investment in networks, licences and new technology may not be realised;

•                delays in the development of handsets and network compatibility and components may hinder the deployment of new technologies;

•                geographic expansion may increase the Group’s exposure to unpredictable economic, political and legal risks;

•                the Group’s strategic objectives may be impeded by the fact that it does not have a controlling interest in some of its ventures;

•                the Group’s business may be adversely affected by the non-supply of equipment and support services by a major supplier;

•                the Group may experience a decline in revenue or profitability notwithstanding its efforts to increase revenue from the introduction of new services; and

•                the Group’s business and its ability to retain customers and attract new customers may be impaired by actual or perceived health risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment.

In addition to the above, the Group is exposed to financial risks arising from external factors including the movements in foreign exchange rates, interest rates and other factors such as long term economic growth rates, all of which may impact the Group’s financial performance.  Non financial risks that could have a significant effect on the Group’s financial performance for the six months ending 31 March 2008 and which are outside the Group’s control include the willingness and ability of third parties, including regulators, tax raising authorities and commercial partners, to engage and reach agreement on open matters.

Any of the above and/or changes in assumptions underlying the carrying value of certain Group assets could result in asset impairments.

Further information in relation to these risk factors and uncertainties can be found on pages 58 to 59 of the Group’s Annual Report for the year ended 31 March 2007 which can be found on www.vodafone.com.

SUBSEQUENT EVENTS

On 6 October 2007, the Group announced that it had agreed to acquire Tele2 Italia SpA (“Tele2 Italy”) and Tele2 Telecommunication Services SLU (“Tele2 Spain”) from Tele2 AB Group for a cash consideration of €775 million (£537 million) on a debt free basis.

Tele2 Italy and Tele2 Spain each provide nationwide fixed line telecommunications and broadband services.  Tele2 Italy had over 2.6 million customers as at 30 June 2007, including over 400,000 broadband customers. Tele2 Spain had 550,000 customers as at 30 June 2007, including over 240,000 broadband customers.

The transaction is expected to be completed by the end of the calendar year, following receipt of regulatory approval.

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

•     the unaudited Condensed Consolidated Financial Statements have been prepared in accordance with IAS 34; and

•     the interim management report includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R.

Neither the Company nor the directors accept any liability to any person in relation to the half-yearly financial report except to the extent that such liability could arise under English law.  Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A of the Financial Services and Markets Act 2000.

By order of the Board

Stephen Scott

Secretary

13 November 2007

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	Note	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

Revenue	2	16,994	15,594	31,104

Cost of sales		(10,212)	(9,022)	(18,725)
Gross profit		6,782	6,572	12,379

Selling and distribution expenses		(1,152)	(1,038)	(2,136)
Administrative expenses		(1,850)	(1,800)	(3,437)
Share of result in associated undertakings		1,443	1,413	2,728
Impairment losses		–	(8,100)	(11,600)
Other income and expense		(15)	1	502
Operating profit/(loss)	2	5,208	(2,952)	(1,564)

Non-operating income and expense		250	10	4
Investment income		382	425	789
Financing costs		(1,280)	(813)	(1,612)

Profit/(loss) before taxation		4,560	(3,330)	(2,383)

Income tax expense	3	(1,233)	(1,218)	(2,423)

Profit/(loss) for the period from continuing operations		3,327	(4,548)	(4,806)

Loss from discontinued operations		-	(491)	(491)

Profit/(loss) for the period		3,327	(5,039)	(5,297)

Attributable to:
– Equity shareholders		3,290	(5,105)	(5,426)
– Minority interests		37	66	129

Basic earnings/(loss) per share
Profit/(loss) from continuing operations	4	6.22p	(8.02)p	(8.94)p
Loss from discontinued operations	4	–	(0.86)p	(0.90)p
Profit/(loss) for the period	4	6.22p	(8.88)p	(9.84)p

Diluted earnings/(loss) per share
Profit/(loss) from continuing operations	4	6.19p	(8.02)p	(8.94)p
Loss from discontinued operations	4	–	(0.86)p	(0.90)p
Profit/(loss) for the period	4	6.19p	(8.88)p	(9.84)p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

Gains on revaluation of available-for-sale investments	2,568	641	2,108
Exchange differences on translation of foreign operations	705	(3,293)	(3,804)
Net actuarial gains on defined benefit pension schemes	53	18	50
Foreign exchange gains transferred to the income statement	(7)	794	838
Fair value gains transferred to the income statement	(570)	-	-

Net gain/(loss) recognised directly in equity	2,749	(1,840)	(808)

Profit/(loss) for the period	3,327	(5,039)	(5,297)

Total recognised income and expense relating to the period	6,076	(6,879)	(6,105)

Attributable to:
– Equity shareholders	6,096	(6,931)	(6,210)
– Minority interests	(20)	52	105

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

	Note	30 September 2007 £m	30 September 2006 £m	31 March 2007 £m

Non-current assets

Goodwill		45,661	44,330	40,567
Other intangible assets		18,382	16,203	15,705
Property, plant and equipment		14,832	13,248	13,444
Investments in associated undertakings		20,615	21,879	20,227
Other investments		7,492	3,762	5,875
Deferred tax assets		482	450	410
Post employment benefits		158	33	82
Trade and other receivables		516	466	494
		108,138	100,371	96,804

Current assets

Inventory		405	356	288
Taxation recoverable		27	2	21
Trade and other receivables		5,739	4,963	5,023
Cash and cash equivalents		2,901	789	7,481
		9,072	6,110	12,813

Assets included in disposal group held for resale		–	914	–

Total assets		117,210	107,395	109,617

Equity
Called up share capital	7	4,180	4,166	4,172
Share premium account	7	43,782	43,443	43,572
Own shares held	7	(7,937)	(8,153)	(8,047)
Additional paid-in capital	7	100,131	100,191	100,185
Capital redemption reserve	7	9,136	9,121	9,132
Accumulated other recognised income and expense	8	6,112	2,264	3,306
Retained losses	9	(83,999)	(83,656)	(85,253)

Total equity shareholders’ funds

		71,405	67,376	67,067

Minority interests		1,148	197	226
Written put options over minority interests		(2,425)	–	–
Total minority interests		(1,277)	197	226

Total equity		70,128	67,573	67,293

Non-current liabilities
Long term borrowings		20,307	17,014	17,798
Deferred tax liabilities		5,003	4,901	4,626
Post employment benefits		114	107	123
Provisions		253	273	296
Trade and other payables		615	567	535
		26,292	22,862	23,378
Current liabilities
Short term borrowings:
Third parties		4,652	3,539	3,975
Related parties		1,021	575	842
Current taxation liabilities		4,997	4,911	5,088
Provisions		253	167	267
Trade and other payables		9,867	7,768	8,774
		20,790	16,960	18,946

Total equity and liabilities		117,210	107,395	109,617

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENT

	Note	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

Net cash flows from operating activities	6	4,860	4,975	10,328

Cash flows from investing activities
Purchase of interests in subsidiary undertakings and joint ventures, net of cash acquired	10	(5,475)	(2,585)	(2,805)
Disposal of interests in subsidiary undertakings, net of cash disposed	11	–	6,799	6,767
Disposal of interests in associated undertakings		–	–	3,119
Purchase of intangible assets		(320)	(298)	(899)
Purchase of property, plant and equipment		(1,902)	(1,892)	(3,633)
Purchase of investments		(30)	(154)	(172)
Disposal of property, plant and equipment		13	11	34
Disposal of investments	11	781	–	80
Dividends received from associated undertakings		476	371	791
Dividends received from investments		72	57	57
Interest received		240	256	526

Net cash flows from investing activities		(6,145)	2,565	3,865

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		170	39	193
Net movement in short term borrowings		(104)	426	953
Proceeds from issue of long term borrowings		1,119	2,451	5,150
Repayment of borrowings		(1,271)	(453)	(1,961)
Purchase of treasury shares		–	(43)	(43)
B share capital redemption		(4)	(5,707)	(5,713)
B share preference dividends paid		–	(3,286)	(3,291)
Equity dividends paid		(2,334)	(2,315)	(3,555)
Dividends paid to minority shareholders in subsidiary undertakings		(66)	(34)	(34)
Interest paid		(712)	(499)	(1,051)

Net cash flows from financing activities		(3,202)	(9,421)	(9,352)

Net cash flows		(4,487)	(1,881)	4,841

Cash and cash equivalents at beginning of the period		7,458	2,932	2,932
Exchange losses on cash and cash equivalents		(98)	(275)	(315)

Cash and cash equivalents at end of the period		2,873	776	7,458

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

1                 Basis of preparation

The unaudited Condensed Consolidated Financial Statements for the six months ended 30 September 2007:

•                were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and thereby International Financial Reporting Standards (“IFRS”), both as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”);

•                are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the 2007 Annual Report;

•                include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented;

•                do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 and were approved by the Board of directors on 13 November 2007.

Both IFRS as issued by the IASB and as adopted by the EU differ in certain material respects from US generally accepted accounting principles (“US GAAP”) – see note 14.

The information relating to the year ended 31 March 2007 is an extract from the published Annual Report for that year, which has been delivered to the Registrar of Companies, and on which the Auditors’ Report was unqualified and did not contain statements under section 237(2) or 237(3) of the UK Companies Act 1985.

The preparation of the Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

2                      Segmental and other analyses

The Group has one business segment, being the supply of communications services and products. The Group’s analysis of revenue and operating profit for discontinued operations are shown in note 11. During the six months ended 30 September 2007, the Group changed its organisation structure and the Group’s associated undertaking in France, SFR, is now managed within the Europe region and reported within Other Europe. The results for all periods are presented in accordance with the new structure.

Revenue

Six months to 30 September 2007	Segment revenue £m	Common functions £m	(1)	Intra- region revenue £m	Regional revenue £m	Inter- region revenue £m	Group revenue £m
Germany	2,650			(63)	2,587	(5)	2,582
Italy	2,097			(21)	2,076	(3)	2,073
Spain	2,439			(62)	2,377	(3)	2,374
UK	2,717			(25)	2,692	(5)	2,687
Arcor	768			(32)	736	-	736
Other Europe	2,243			(42)	2,201	(3)	2,198
Europe	12,914			(245)	12,669	(19)	12,650

Eastern Europe	1,524			-	1,524	(21)	1,503
Middle East, Africa and Asia	2,019			-	2,019	(6)	2,013
Pacific	758			-	758	(5)	753
EMAPA	4,301			-	4,301	(32)	4,269

Common functions(1)	-	80		-	80	(5)	75

	17,215	80		(245)	17,050	(56)	16,994

Six months to 30 September 2006	Segment revenue £m	Common functions £m	(1)	Intra- region revenue £m	Regional revenue £m	Inter- region revenue £m	Group revenue £m
Germany	2,827			(67)	2,760	(4)	2,756
Italy	2,174			(27)	2,147	(3)	2,144
Spain	2,268			(65)	2,203	(2)	2,201
UK	2,549			(29)	2,520	(5)	2,515
Arcor	706			(14)	692	–	692
Other Europe	2,216			(54)	2,162	(2)	2,160
Europe	12,740			(256)	12,484	(16)	12,468

Eastern Europe	1,162			–	1,162	(16)	1,146
Middle East, Africa and Asia	1,247			–	1,247	(5)	1,242
Pacific	666			–	666	(4)	662
EMAPA	3,075			–	3,075	(25)	3,050

Common functions(1)	–	86		–	86	(10)	76

	15,815	86		(256)	15,645	(51)	15,594

Year ended 31 March 2007	Segment revenue £m	Common functions £m	(1)	Intra- region revenue £m	Regional revenue £m	Inter- region revenue £m	Group revenue £m
Germany	5,443			(123)	5,320	(9)	5,311
Italy	4,245			(44)	4,201	(5)	4,196
Spain	4,500			(106)	4,394	(3)	4,391
UK	5,124			(54)	5,070	(9)	5,061
Arcor	1,441			(27)	1,414	–	1,414
Other Europe	4,275			(82)	4,193	(4)	4,189
Europe	25,028			(436)	24,592	(30)	24,562

Eastern Europe	2,477			–	2,477	(31)	2,446
Middle East, Africa and Asia	2,565			–	2,565	(9)	2,556
Pacific	1,399			–	1,399	(11)	1,388
EMAPA	6,441			–	6,441	(51)	6,390

Common functions(1)	–	168		–	168	(16)	152

	31,469	168		(436)	31,201	(97)	31,104

Note:

(1)   Common functions represents results from Partner Markets and unallocated central Group income and expenses.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

2                 Segmental and other analyses (continued)

Segment result

Six months to 30 September 2007	Operating profit £m	Impairment losses £m	Other adjustments £m	Adjusted operating profit £m
Germany	644	-	-	644
Italy	776	-	-	776
Spain	715	-	-	715
UK	243	-	-	243
Arcor	92	-	-	92
Other Europe	799	-	-	799
Europe	3,269	-	-	3,269

Eastern Europe	156	-	15	171
Middle East, Africa and Asia	330	-	-	330
Pacific	63	-	-	63
Associates - US	1,180	-	-	1,180
EMAPA	1,729	-	15	1,744

Common functions	210	-	-	210

	5,208	-	15	5,223

Six months to 30 September 2006	Operating (loss)/profit £m	Impairment losses £m	Other adjustments £m	Adjusted operating profit £m
Germany	(5,976)	6,700	-	724
Italy	(561)	1,400	-	839
Spain	585	-	–	585
UK	318	-	–	318
Arcor	83	-	–	83
Other Europe	812	-	–	812
Europe	(4,739)	8,100	-	3,361

Eastern Europe	118	-	–	118
Middle East, Africa and Asia	339	-	–	339
Pacific	66	-	–	66
Associates - US	1,021	-	(6)	1,015
Associates - Other	106	-	–	106
EMAPA	1,650	-	(6)	1,644

Common functions	137	-	(1)	136

	(2,952)	8,100	(7)	5,141

Year ended 31 March 2007	Operating (loss)/profit £m	Impairment losses £m	Other adjustments £m	Adjusted operating profit £m
Germany	(5,345)	6,700	(1)	1,354
Italy	(3,325)	4,900	-	1,575
Spain	1,100	–	–	1,100
UK	511	–	–	511
Arcor	171	–	–	171
Other Europe	1,448	–	–	1,448
Europe	(5,440)	11,600	(1)	6,159

Eastern Europe	184	-	–	184
Middle East, Africa and Asia	694	-	–	694
Pacific	159	-	–	159
Associates - US	2,080	-	(3)	2,077
Associates - Other	638	-	(508)	130
EMAPA	3,755	-	(511)	3,244

Common functions	121	-	7	128

	(1,564)	11,600	(505)	9,531

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

3                 Taxation

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

United Kingdom corporation tax benefit at 30% (2006: 30%):
Current year	–	–	–
Adjustments in respect of prior years	(65)	(39)	(30)

Overseas corporation tax:
Current year	1,393	2,084	2,928
Adjustments in respect of prior years	(3)	(162)	215

Total current tax expense	1,325	1,883	3,113

Deferred tax:
United Kingdom deferred tax	(66)	(50)	(49)
Overseas deferred tax	(26)	(615)	(641)
Deferred tax benefit	(92)	(665)	(690)

Total income tax expense	1,233	1,218	2,423

4                 Earnings/(loss) per share

	Six months to 30 September 2007 million	Six months to 30 September 2006 million	Year ended 31 March 2007 million

Weighted average number of shares for basic earnings/(loss) per share	52,935	57,515	55,144
Dilutive potential shares: restricted shares and share options(1)	181	-	-
Weighted average number of shares for diluted earnings/(loss) per share	53,116	57,515	55,144

	£m	£m	£m
Earnings/(loss) for basic and diluted earnings per share:
Continuing operations	3,290	(4,611)	(4,932)
Discontinued operations	-	(494)	(494)

Total	3,290	(5,105)	(5,426)

Note:

(1)          In the six months ended 30 September 2006 and the year ended 31 March 2007, 140 million shares and 215 million shares, respectively, have been excluded from the calculation of the weighted average number of shares as they are not dilutive.

5                 Dividends

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

Equity dividends on ordinary shares:

Declared during the period:

Final dividend for the year ended 31 March 2007: 4.41 pence per share (2006: 3.87 pence per share)	2,331	2,328	2,328
Interim dividend for the year ended 31 March 2007: 2.35 pence per share	–	–	1,238
	2,331	2,328	3,566

Proposed after the balance sheet date and not recognised as a liability:

Final dividend for the year ended 31 March 2007: 4.41 pence per share	–	–	2,331
Interim dividend for the year ending 31 March 2008: 2.49 pence per share (2007: 2.35 pence per share)	1,322	1,238	–

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

6                 Cash flow information

Reconciliation of net cash flows from operating activities:	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

Profit/(loss) for the period from continuing operations	3,327	(4,548)	(4,806)
Loss for the period from discontinued operations	–	(491)	(491)
Adjustments(1):
Share-based payment	54	49	93
Depreciation and amortisation	2,755	2,488	5,111
Loss on disposal of property, plant and equipment	30	19	44
Share of result in associated undertakings	(1,443)	(1,413)	(2,728)
Impairment losses	–	8,100	11,600
Other income and expense	15	(1)	(502)
Non-operating income and expense	(250)	(10)	(4)
Investment income	(382)	(425)	(789)
Financing costs	1,280	805	1,604
Income tax expense	1,233	1,088	2,293
Loss on disposal of discontinued operations	–	747	747
Increase in inventory	(106)	(92)	(23)
Increase in trade and other receivables	(288)	(868)	(753)
Increase in trade and other payables	122	744	1,175

Cash generated by operations	6,347	6,192	12,571

Tax paid	(1,487)	(1,217)	(2,243)

Net cash flows from operating activities	4,860	4,975	10,328

Note:

(1)   In the six months to 30 September 2006 and the year ended 31 March 2007, adjustments include amounts relating to continuing and discontinued operations.

7                 Transactions with equity shareholders

	Called up share capital £m	Share premium account £m	Own shares held £m	Additional paid-in capital £m	Capital redemption reserve £m

1 April 2006	4,165	52,444	(8,198)	100,152	128

Issue of new shares	1	25	–	(7)	-
Own shares released on vesting of share awards	–	–	45	–	-
Share consolidation	–	(9,026)	–	–	–
B share capital redemption	–	–	–	–	5,707
B share preference dividend	–	–	–	–	3,286
Share-based payment charge, inclusive of tax charge of £3 million	-	-	-	46	-

30 September 2006	4,166	43,443	(8,153)	100,191	9,121

Issue of new shares	6	129	–	(37)	-
Own shares released on vesting of share awards	–	–	106	–	-
B share capital redemption	–	–	–	–	6
B share preference dividend	–	–	–	–	5
Share-based payment charge, inclusive of tax charge of £13 million	–	–	–	31	-

31 March 2007	4,172	43,572	(8,047)	100,185	9,132

Issue of new shares	8	206	–	(114)	–
Own shares released on vesting of share awards	–	4	110	(4)	–
B share capital redemption	–	–	–	–	4
Share-based payment charge, inclusive of tax credit of £10 million	–	–	–	64	–

30 September 2007	4,180	43,782	(7,937)	100,131	9,136

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

8                 Movements in accumulated other recognised income and expense

	Translation reserve £m	Pensions reserve £m	Available-for- sale investments reserve £m	Asset revaluation surplus £m	Total £m

1 April 2006	3,043	(109)	1,044	112	4,090

(Losses)/gains arising in the period	(3,279)	26	641	–	(2,612)
Transfer to the income statement on disposal	794	–	–	–	794
Tax effect	–	(8)	–	–	(8)

30 September 2006	558	(91)	1,685	112	2,264

(Losses)/gains arising in the period	(523)	39	1,467	–	983
Transfer to the income statement on disposal	44	–		–	44
			–
Tax effect	22	(7)	–	–	15

31 March 2007	101	(59)	3,152	112	3,306

Gains arising in the period	779	75	2,568	-	3,422
Transfer to the income statement on disposal	(7)	-	(570)	-	(577)
Tax effect	(17)	(22)	-	-	(39)

30 September 2007	856	(6)	5,150	112	6,112

9                 Movements in retained losses

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

1 April	(85,253)	(67,356)	(67,356)

Profit/(loss) for the period	3,290	(5,105)	(5,426)
Dividends	(2,331)	(2,328)	(3,566)
Expiration of equity put right	-	142	142
Loss on issue of treasury shares	(52)	(16)	(43)
B share capital redemption	(4)	(5,707)	(5,713)
B share preference dividend	-	(3,286)	(3,291)
Grant of equity put right	333	-	-
Other movements	18	-	-

30 September / 31 March	(83,999)	(83,656)	(85,253)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

10          Acquisitions

Hutchison Essar Limited (since renamed Vodafone Essar Limited)

On 8 May 2007, the Group completed the acquisition of 100% of CGP Investments (Holdings) Limited (“CGP”), a company with interests in Vodafone Essar Limited (“Vodafone Essar”), from Hutchison Telecommunications International Limited for cash consideration of US$10.9 billion (£5.5bn). Following this transaction, the Group has a controlling financial interest in Vodafone Essar. The initial purchase price allocation has been determined to be provisional pending the completion of the final valuation of the fair value of assets acquired. The transaction has been accounted for using the purchase method of accounting.

	Book value £m	Fair value adjustments £m	Fair value £m
Net assets acquired:
Identifiable intangible assets	121	3,068	3,189 (1)
Property, plant and equipment	1,215	(145)	1,070
Other investments	199	-	199
Deferred tax assets	33	60	93
Inventory	5	(2)	3
Trade and other receivables	285	15	300
Cash and cash equivalents	51	-	51
Deferred tax liabilities	-	(547)	(547)
Short and long term borrowings(2)	(1,466)	-	(1,466)
Trade and other payables	(546)	(19)	(565)

	(103)	2,430	2,327

Minority interests			(958)
Written put options over minority interests(2)			217
Goodwill			3,893

Total consideration (including £24 million of directly attributable costs)(3)			5,479

Notes:

(1)   Identifiable intangible assets of £3,189 million consist of licences and spectrum fees of £3,045 million and other intangible assets of £144 million.

(2)   Included within short term and long term borrowings are liabilities of £217 million related to written put options over minority interests

(3)   After deducting cash and cash equivalents acquired of £51 million, the net cash outflow on the acquisition was £5,428 million.

The goodwill is attributable to the expected profitability of the acquired business and the synergies expected to arise after the Group's acquisition of CGP. The results of CGP have been consolidated in the income statement from the acquisition date, 8 May 2007. The weighted average life of licence and spectrum fees was 10 years, the weighted average life of other intangible assets was two years and the weighted average life of total intangible assets was nine years.

The following unaudited pro forma summary presents the Group as if CGP had been acquired on 1 April 2007 or 1 April 2006, respectively. The pro forma amounts include the results of CGP, amortisation of the acquired intangible assets recognised on acquisition and the interest expenses on debt issued as a result of the acquisition. The pro forma amounts do not include any possible synergies from mergers and acquisitions. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m		Year ended 31 March 2007 £m

Revenue	17,115	16,126		32,274
Profit/(loss) for the period	3,289	(5,202)		(5,628)
Profit/(loss) attributable to equity shareholders	3,259	(5,240)		(5,700)
Basic earnings/(loss) per share	6.16p	(9.11p	)	(10.34p	)
Diluted earnings/(loss) per share	6.14p	(9.11p	)	(10.34p	)

Other

The Group completed a number of smaller acquisitions resulting in a cash outflow, net of cash acquired, of £47 million.

11          Disposals

Japan – Vodafone K.K.

On 17 March 2006, the Group announced an agreement to sell its 97.7% holding in Vodafone K.K. to SoftBank. The transaction completed on 27 April 2006 with the Group receiving cash of approximately ¥1.42 trillion (£6.9 billion) including the repayment of intercompany debt of ¥0.16 trillion (£0.8 billion). In addition, the Group received non-cash consideration with a fair value of approximately ¥0.23 trillion (£1.1 billion), comprised of preferred equity and a subordinated loan. SoftBank also assumed debt of approximately ¥0.13 trillion (£0.6 billion). Vodafone K.K. represented a separate geographical area of operation and, on this basis, Vodafone K.K. was treated as a discontinued operation in Vodafone Group Plc’s Annual Reports for the years ended 31 March 2007 and 2006.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

11      Disposals (continued)

A loss of £0.7 billion arose on the disposal, being the proceeds less the carrying amount of Vodafone K.K.’s net assets and attributable goodwill together with cumulative exchange differences transferred to the income statement on disposal.

Segment information for discontinued operations

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

Segment revenue	-	520	520

Operating profit	-	118	118

Cash flows from discontinued operations

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

Net cash flows from operating activities	-	135	135
Net cash flows from investing activities	-	(266)	(266)
Net cash flows from financing activities	-	(29)	(29)

Net cash flows	-	(160)	(160)
Cash and cash equivalents at the beginning of the period	-	161	161
Exchange loss on cash and cash equivalents	-	(1)	(1)

Cash and cash equivalents at the end of the period	-	-	-

India – Bharti Airtel Limited

In conjunction with the acquisition of Vodafone Essar, the Group entered into a share sale and purchase agreement with a Bharti group company regarding the Group’s 5.60% direct shareholding in Bharti Airtel Limited. On 9 May 2007, a Bharti group company irrevocably agreed to purchase this shareholding. During the six months ended 30 September 2007, the Group received £654 million in cash consideration for 4.99% of such shareholding, with the Group’s remaining 0.61% direct shareholding to be transferred by November 2008. The gain on disposal amounted to £250 million.

12          Related party transactions

Transactions between the Company and its subsidiaries, joint ventures and associates represent related party transactions. Transactions with subsidiaries have been eliminated on consolidation. Transactions between the Company and its joint ventures are not material to the extent that they have not been eliminated through proportionate consolidation. Except as disclosed below, no material related party transactions have been entered into, during the period, which might reasonably affect any decisions made by users of these Condensed Consolidated Financial Statements.

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m
Transactions with associated undertakings:

- Sales of goods and services	113	160	245

- Purchase of goods and services	130	163	295

Amounts owed to joint ventures included within short term borrowings	1,021	575	842

In the six months ended 30 September 2007, the Group made contributions to defined benefit pension schemes of £31 million (six months ended 30 September 2006: £30 million, year ended 31 March 2007: £55 million).

Compensation paid to the Company’s Board of directors and members of the Executive Committee will be disclosed in the Group’s Annual Report for the year ending 31 March 2008.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

13          Other matters

Contingent liabilities

There have been no material changes to the Group’s contingent liabilities relating to performance bonds and credit guarantees in the six months ended 30 September 2007. There have been no changes to any legal or arbitration proceedings involving the Group in the six months ended 30 September 2007 which are expected to have, or have had, a material effect on the financial position or profitability of the Group.

Companies in the Group have received notices from the Indian tax authorities alleging possible liability for failure to deduct withholding tax from consideration paid to Hutchison Telecommunications International Limited (“HTIL”) in respect of HTIL’s gain on its disposal to Vodafone of companies with interests in Vodafone Essar. Initial hearings have been held before the Indian Courts. At this stage no accurate quantification of any cost which may arise can be made but Vodafone believes that neither it nor any other member of the Group is liable for such withholding tax and intends to defend this position vigorously.

Secured borrowings

The Group has assumed £773 million of secured debt as a result of the acquisition of Vodafone Essar. There are no other material changes to liens or encumbrances on the Group’s assets to those disclosed on page 123 of the Group’s Annual Report for the year ended 31 March 2007.

Capital commitments

The Group’s capital commitments have increased to £1,672 million at 30 September 2007 (31 March 2007: £1,149 million) primarily due to network infrastructure purchase commitments in India.

Purchase commitments

The Group’s purchase commitments have increased to £2,332 million at 30 September 2007 (31 March 2007: £1,281 million).

Seasonality or cyclicality of interim operations

The Group’s financial results have not, historically, been subject to significant seasonal trends.

Events after the balance sheet date

On 6 October 2007, the Group announced that it had agreed to acquire Tele2 Italia SpA (“Tele2 Italy”) and Tele2 Telecommunication Services SLU (“Tele2 Spain”) from Tele2 AB Group for cash consideration of €775 million (£537 million) on a debt free basis.

Tele2 Italy and Tele2 Spain provide nationwide fixed line telecommunications and broadband services. This transaction will enable the Group to benefit from the high growth broadband markets in two of Vodafone’s key European markets.

The transaction is expected to be completed by the end of the calendar year, following the receipt of relevant regulatory approval.

Issuances and repayment of debt

See “Cash flows and funding” on pages 17 to 18 for details of issuances and repayment of debt.

14          Summary of differences between IFRS and US GAAP

Change in accounting principle – income taxes

On 1 April 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of SFAS 109” (“FIN 48”). FIN 48 has no impact on the IFRS accounting for tax uncertainties, nor on the Group’s expectations for eventual cash settlements, as the latter are not based on accounting principles.

FIN 48 provides guidance on the amounts to be reported in financial statements in respect of uncertain tax positions, which may be different from the amounts included in tax returns. Measurement of uncertain tax positions under FIN 48 is based on a cumulative probability that takes into consideration all possible resolutions. Under IFRS, the Group measures its liability for tax uncertainties based on management’s best estimate of the most likely resolution.

Upon adoption of FIN 48, the Group recognised a decrease of £324 million in its US Generally Accepted Accounting Principles (“US GAAP”) provisions for uncertain tax positions, including an increase of £4 million in respect of entities accounted for using the equity method and a decrease of £99 million in the associated interest accrual. These have been accounted as adjustments to US GAAP retained earnings.

At 1 April 2007, the Group's US GAAP unrecognised tax benefits amounted to £6,291 million in respect of a number of uncertain tax positions, including the ongoing Controlled Foreign Company (“CFC”) enquiry in the UK. Additionally, £13,592 million was unrecognised for the uncertain tax effect of losses in respect of a write down in the value of investments in Germany. These uncertainties are described further on pages 105 to 106 of the Group’s Annual Report for the year ended 31 March 2007. If these benefits were recognised, £4,779 million (plus £13,592 million for the German write down) would have a favourable effect on the US GAAP effective tax rate, while the remaining amounts would impact US GAAP equity or goodwill or are related to temporary differences for which offsetting deductions are available.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

14                        Summary of differences between IFRS and US GAAP (continued)

The Group is subject to ongoing examination by the tax authorities of the various jurisdictions in which it operates and it is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. At 1 April 2007, it was considered reasonably possible that the Group’s US GAAP balance for uncertain tax positions could decrease by £400 million to £625 million within the current financial year as a result of the potential resolution of historic issues with the relevant tax authorities or expiry of statutes of limitations. Other factors that could be reasonably expected to affect the amount of provisions this year and in future years are the emergence of new uncertain tax positions and new information regarding existing tax positions.

Since the date of adoption, the German tax rate has decreased, causing the unrecognised tax benefit of £13,592 million at 1 April 2007 in respect of the German write down to decrease by approximately £3 billion.

The following tax years remain open pursuant to the statute of limitations in Vodafone's major jurisdictions. It is not possible to conclude when settlement will be reached on these open years, nor the likely settlement amount:

UK	2000 onwards
Germany	1999 onwards
Italy	2002 onwards
Spain	2004 onwards
USA (federal)	2003 onwards

It is the Group's policy to recognise interest accrued in respect of unrecognised tax benefits within interest expense and any accrued penalties within the tax expense. As at the date of adoption of FIN 48 the Group held US GAAP accruals for interest of £1,098 million.

Reconciliations to US GAAP

The Condensed Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. The following table summarises the effects of the adjustments from IFRS to US GAAP. Further details on the nature of the adjustments can be found on pages 138 to 142 in the Group’s Annual Report for the year ended 31 March 2007.

	30 September 2007 £m	30 September 2006 £m	31 March 2007 £m
Revenue (IFRS)	16,994	15,594	31,104

Adjustments to derive US GAAP revenue:
Discontinued operations	-	(31)	(31)
Basis of consolidation	(3,041)	(3,139)	(6,232)
Connection revenue	-	170	518

Revenue (US GAAP)	13,953	12,594	25,359

Profit/(loss) for the period (IFRS)	3,327	(5,039)	(5,297)

Adjustments to derive US GAAP net loss:
Investments accounted for under the equity method	(1,980)	(733)	680
Connection revenue and costs	-	2	5
Goodwill and other intangible assets	(6,543)	(6,681)	(13,352)
Impairment losses	-	6,700	6,700
Amortisation of capitalised interest	(56)	(54)	(107)
Interest capitalised during the period	28	23	52
Other	30	670	1,261
Income taxes	4,756	2,650	5,862
Minority interests	(37)	(66)	(129)

Net loss (US GAAP)	(475)	(2,528)	(4,325)

Total equity (IFRS)	70,128	67,573	67,293

Adjustments to derive US GAAP shareholders’ equity:
Investments accounted for under the equity method	(3,184)	(2,883)	(1,070)
Connection revenue and costs	–	(3)	–
Goodwill and other intangible assets	19,492	32,232	25,515
Capitalised interest	1,334	1,382	1,342
Other	(1,615)	60	86
Income taxes	(16,920)	(25,382)	(21,859)
Minority interests	1,277	(197)	(226)

Shareholders’ equity (US GAAP)	70,512	72,782	71,081

INDEPENDENT REVIEW REPORT BY DELOITTE & TOUCHE LLP TO VODAFONE GROUP PLC

Introduction

We have been engaged by the Company to review the Condensed Consolidated Financial Statements in the half-yearly financial report for the six months ended 30 September 2007 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, the consolidated cash flow statement and related notes 1 to 14. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the Condensed Consolidated Financial Statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

The annual financial statements of the Group are prepared in accordance with IFRS as adopted by the European Union. As disclosed in note 1, the Condensed Consolidated Financial Statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) as adopted by the European Union and as issued by the International Accounting Standards Board.

Our responsibility

Our responsibility is to express to the Company a conclusion on the Condensed Consolidated Financial Statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

IFRS conclusions

Based on our review, nothing has come to our attention that causes us to believe that the accompanying Condensed Consolidated Financial Statements are not prepared, in all material respects, in accordance with IAS 34 as adopted by the European Union and as issued by the International Accounting Standards Board, and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

US GAAP

IFRS, both as adopted by the European Union and as issued by the International Accounting Standards Board, vary in significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 14 to the Condensed Consolidated Financial Statements.

Deloitte & Touche LLP

Chartered Accountants

London, United Kingdom

13 November 2007

OTHER INFORMATION

1)                       Copies of this document are available from the Company’s registered office:

Vodafone House
The Connection
Newbury
Berkshire
RG14 2FN

2)                       This half-yearly financial report will be available on the Vodafone Group Plc website, www.vodafone.com, from 13 November 2007.

For further information:

Vodafone Group Plc

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

High resolution photographs are available to the media free of charge at www.fovea.tv.

Vodafone, Vodafone Mobile Connect, Vodafone Mobile Connect USB Modem, Vodafone Mobile Connect Card with 3G broadband, Vodafone Mobile Connect 3G/GPRS data card, Vodacom, ihug, Vodafone at Home, Vodafone Office, Vodafone live! and Vodafone Passport are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

DEFINITION OF TERMS

Term	Definition

Change at constant exchange rates	Change calculated by restating the prior period’s results as if they had been generated at the current period’s exchange rates.

For definitions of other terms please refer to page 159 of the Group’s Annual Report for the year ended 31 March 2007.

Copyright © Vodafone Group 2007

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include statements with respect to Vodafone’s expectations as to launch and roll out dates for products, services or technologies offered by Vodafone; intentions regarding the development of products and services introduced by Vodafone or by Vodafone in conjunction with initiatives with third parties; the ability to integrate all operations throughout the Group; the development and impact of new mobile technology; anticipated benefits to the Group from core cost reduction programmes, outsourcing, supply chain management and IT operations initiatives; growth in customers and usage, including improvements in customer mix; the Group’s expectations for revenue, operating profit, depreciation and amortisation charges, capitalised fixed asset additions, free cash flow, cash payments for tax and associated interest and effective tax rate contained within the outlook statement on page 5 of this document and under improved outlook on page 1 of this document, and expectations for the Group’s future performance generally, including average revenue per user, costs, capital expenditures, operating expenditures and margins and the contribution to the Group’s revenue of data services, broadband services, fixed location pricing and mobile advertising; the rate of dividend growth by the Group or its existing investments; expectations regarding the Group’s access to adequate funding for its working capital requirements; expected effective tax rates and expected tax payments; the ability to realise synergies through cost savings, revenue generating services, benchmarking and operational experience; future acquisitions, including increases in ownership in existing investments, the timely completion of pending acquisition transactions and pending offers for investments; future disposals; the management of the Group’s portfolio; mobile penetration and coverage rates; the impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes; expectations with respect to long term shareholder value growth; Vodafone’s ability to be the mobile market leader, overall market trends and other trend projections.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, including Mobile Virtual Network Operators, which could require changes to the Group’s pricing models, lead to customer churn and make it more difficult to acquire new customers, and reduce profitability; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers; the possibility that new products and services will not be commercially accepted or perform according to expectations or that vendors’ performance in marketing these technologies will not meet the Group’s requirements; the Group’s ability to win 3G licence allocations; the Group’s ability to realise expected synergies and benefits associated with 3G technologies; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and delays, impediments or other problems associated with the roll out and scope of and other new or existing products, services or technologies in new markets; the ability of the Group to offer new services and secure the timely delivery of high quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers; the Group’s ability to develop competitive data content and services that will attract new customers and increase average usage; future revenue contributions of both voice and non-voice services; greater than anticipated prices of new mobile handsets; changes in the costs to the Group of or the rates the Group may charge for terminations and roaming minutes; the Group’s ability to achieve meaningful cost savings and revenue improvements as a result of its cost reduction programmes and outsourcing initiatives; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on the Group’s financial performance; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board of Directors takes into account in determining the level of dividends; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions and the integration of acquired companies in the Group’s existing operations; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU regulating rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; the possibility that new marketing or usage stimulation campaigns or efforts and customer retention schemes are not an effective expenditure; the possibility that the Group’s integration efforts do not reduce the time to market for new products or improve the Group’s cost position; loss of suppliers or disruption of supply chains; the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations; changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro and the US dollar; changes in statutory tax rates and profit mix which would impact the weighted average tax rate; changes in tax legislation in the jurisdictions in which the Group operates; and final resolution of open issues which might impact the effective tax rate; timing of tax payments relating to the resolution of open issues.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors, Seasonality and Outlook – Risk Factors” in Vodafone Group Plc’s Annual Report for the year ended 31 March 2007. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

USE OF NON-GAAP FINANCIAL INFORMATION

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with IFRS but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation as alternatives to the equivalent GAAP measure.

A summary of certain non-GAAP measures included in this results announcement, together with details where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Equivalent GAAP measure	Location in this results announcement of reconciliation and further information
EBITDA	Operating profit/(loss)	Group Results on page 6

Adjusted operating profit	Operating profit/(loss)	Group Results on page 6

Adjusted profit before tax	Profit/(loss) before tax	Taxation on page 8

Adjusted profit from continuing operations attributable to equity shareholders	Profit/(loss) from continuing operations attributable to equity shareholders	Earnings/(loss) per share on page 8

Adjusted earnings per share	Basic earnings/(loss) per share	Earnings/(loss) per share on page 8

Operating free cash flow	Net cash flows from operating activities	Cash flows and funding beginning on page 17

Free cash flow	Net cash flows from operating activities	Cash flows and funding beginning on page 17

Net debt	Borrowings	Cash flows and funding beginning on page 17

Adjusted effective tax rate	Income tax expense as a percentage of profit/(loss) before taxation	Taxation on page 8

ADDITIONAL INVESTOR INFORMATION AND KEY PERFORMANCE INDICATORS

REGIONAL ANALYSIS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER

	Revenue		EBITDA		Adjusted operating profit/(loss)		Capitalised fixed asset additions		Operating free cash flow
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
EUROPE

Germany	2,650	2,827	1,150	1,263	644	724	167	198	1,100	990
Italy	2,097	2,174	1,036	1,128	776	839	145	184	837	878
Spain	2,439	2,268	949	813	715	585	194	213	595	432
UK	2,717	2,549	734	785	243	318	216	305	430	393
Arcor	768	706	138	126	92	83	94	76	1	(16)

Other Europe
Greece	599	636	210	250	130	167	66	74	159	160
Netherlands	628	600	214	176	141	102	41	50	139	136
Portugal	502	466	186	168	122	107	42	44	87	101
Other(1)	514	514	217	225	406	436	30	55	159	146
	2,243	2,216	827	819	799	812	179	223	544	543

Intra-region revenue	(245)	(256)	–	–	–	–	–	–	–	–
Total Europe	12,669	12,484	4,834	4,934	3,269	3,361	995	1,199	3,507	3,220

EMAPA

Eastern Europe
Romania	405	355	195	175	86	68	57	82	149	121
Turkey(2)	558	283	102	65	18	(18)	97	36	(73)	134
Other	561	524	181	164	67	68	70	95	140	84
	1,524	1,162	478	404	171	118	224	213	216	339
Middle East, Africa and Asia
Egypt	443	355	223	198	158	155	114	66	146	137
India(3)	723	–	246	–	(18)	–	389	–	20	–
Vodacom	768	727	269	261	164	152	62	92	125	139
Other(4)	85	165	38	72	26	32	37	83	9	15
	2,019	1,247	776	531	330	339	602	241	300	291

Pacific	758	666	174	165	63	66	91	104	29	61
Associates - US	–	–	–	–	1,180	1,015	–	–	–	–
Associates - other	–	–	–	–	–	106	–	–	–	–
Total EMAPA	4,301	3,075	1,428	1,100	1,744	1,644	917	558	545	691

Common functions	80	86	303	208	210	136	70	67	86	110
Inter-region revenue	(56)	(51)	–	–	–	–	–	–	–	–

Total Group	16,994	15,594	6,565	6,242	5,223	5,141	1,982	1,824	4,138	4,021

Notes:

(1)	Includes elimination of £5 million (2006: £5 million) of intercompany revenue between operating companies within the Other Europe segment.
(2)	Presents the results from 24 May 2006, being the acquisition date.
(3)	Presents the results of Vodafone Essar from 8 May 2007, being the acquisition date.
(4)	Includes the results of Bharti Airtel.

See page 35 for definition of terms and page 37 for use of non-GAAP financial information.

REGIONAL RESULTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER

Group

	Quarter ended		Quarter ended		Quarter ended		Quarter ended
	30 June 2007	30 September 2007	30 June 2006	30 September 2006		30 June % change		30 September % change
	£m	£m	£m	£m	£	Organic	£	Organic

Total revenue	8,253	8,741	7,679	7,915	7.5	4.0	10.4	4.8

Voice revenue(1)	5,904	6,256	5,574	5,743	5.9	1.1	8.9	1.1
Messaging revenue	950	998	851	935	11.6	9.5	6.7	7.5
Data revenue	452	515	334	316	35.3	32.2	63.0	58.5
Fixed line revenue(1)	402	400	383	387	5.0	11.5	3.4	8.3
Other service revenue	5	5	–	–
Service revenue	7,713	8,174	7,142	7,381	8.0	4.2	10.7	4.9

Europe

	Quarter ended		Quarter ended		Quarter ended		Quarter ended
	30 June 2007	30 September 2007	30 June 2006	30 September 2006		30 June % change		30 September % change
	£m	£m	£m	£m	£	Organic	£	Organic

Total revenue	6,219	6,450	6,220	6,264	–	1.1	3.0	3.0

Voice revenue(1)	4,292	4,412	4,445	4,475	(3.4)	(2.4)	(1.4)	(1.4)
Messaging revenue	764	811	711	747	7.5	8.5	8.6	8.7
Data revenue	398	445	312	291	27.6	28.9	52.9	53.0
Fixed line revenue(1)	391	389	364	367	7.4	8.7	6.0	6.4
Other service revenue	5	6	–	–
Service revenue	5,850	6,063	5,832	5,880	0.3	1.4	3.1	3.1

	Quarter ended		Quarter ended		Quarter ended		Quarter ended
	30 June 2007	30 September 2007	30 June 2006	30 September 2006		30 June % change		30 September % change
	£m	£m	£m	£m	£	Organic	£	Organic

Service revenue
Germany	1,238	1,277	1,339	1,351	(7.5)	(6.3)	(5.5)	(5.5)
Italy	1,005	1,020	1,051	1,045	(4.4)	(3.1)	(2.4)	(2.3)
Spain	1,110	1,141	1,001	1,049	10.9	12.5	8.8	8.9
UK	1,209	1,294	1,153	1,192	4.9	4.9	8.6	8.5
Arcor	375	383	346	351	8.4	9.9	9.1	9.3
Other	1,028	1,076	1,036	1,054	(0.8)	0.6	2.1	2.1
Eliminations	(115)	(128)	(94)	(162)
	5,850	6,063	5,832	5,880	0.3	1.4	3.1	3.1

EMAPA

	Quarter ended		Quarter ended		Quarter ended		Quarter ended
	30 June 2007	30 September 2007	30 June 2006	30 September 2006		30 June % change		30 September % change
	£m	£m	£m	£m	£	Organic	£	Organic

Total revenue	2,021	2,280	1,436	1,639	40.7	18.7	39.1	13.5

Voice revenue(1)	1,631	1,868	1,143	1,288	42.7	16.4	45.0	11.7
Messaging revenue	189	188	142	189	33.1	15.6	(0.5)	1.3
Data revenue	55	72	25	31	120.0	64.5	132.3	101.7
Fixed line revenue(1)	11	11	19	20	(42.1)	740.7	(45.0)	232.3
Service revenue	1,886	2,139	1,329	1,528	41.9	18.2	40.0	13.2

	Quarter ended		Quarter ended		Quarter ended		Quarter ended
	30 June 2007	30 September 2007	30 June 2006	30 September 2006		30 June % change		30 September % change
	£m	£m	£m	£m	£	Organic	£	Organic

Service revenue
Eastern Europe	714	759	477	646	49.7	12.9	17.5	9.2
Middle East, Africa & Asia	837	1,044	559	579	49.7	28.9	80.3	21.6
Pacific	335	336	293	303	14.3	9.5	10.9	5.5
	1,886	2,139	1,329	1,528	41.9	18.2	40.0	13.2

Note:

(1)          Revenue relating to fixed line activities provided by mobile operators, previously classified within voice revenue, is now presented as fixed line revenue, together with revenue from fixed line operators and DSL. All prior periods have been adjusted accordingly.

RECONCILIATION OF ADJUSTED EARNINGS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER

	Reported £m	Adjustments £m		Adjusted £m
30 September 2007

Operating profit	5,208	15	(1)	5,223

Non-operating income and expense	250	(250	)(2)	–
Investment income and financing costs	(898)	376	(3)	(522)
Profit before taxation	4,560	141		4,701

Income tax expense	(1,233)	(34)	(4)	(1,267)
Profit for the period	3,327	107		3,434

Attributable to:
– Equity shareholders	3,290	107		3,397
– Minority interests	37	–		37

Basic earnings per share from continuing operations	6.22p			6.42p

Notes:

(1)	Consists of a £15 million adjustment relating to other income and expense.
(2)	Adjustment relates to the profit on disposal of a stake in Bharti Airtel.
(3)

Includes a £286 million adjustment in relation to the change in fair value of equity put rights and similar arrangements (see note 2 in investment income and financing costs on page 7), and a £90 million adjustment in relation to foreign exchange on certain intercompany balances, and on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank, which completed in April 2006.

(4)

Represents a £15 million adjustment relating to the recognition of a pre-acquisition deferred tax asset and a £19 million adjustment relating to tax on the adjustments used to derive adjusted profit before tax.

	Reported £m		Adjustments £m		Adjusted £m
30 September 2006

Operating (loss)/profit	(2,952)		8,093	(1)	5,141

Non-operating income and expense	10		(10)		–
Investment income and financing costs	(388)		(29	)(2)	(417)
(Loss)/profit before taxation	(3,330)		8,054		4,724

Income tax expense	(1,218)		(2	)(3)	(1,220)
(Loss)/profit for the period from continuing operations	(4,548)		8,052		3,504

Loss for the period from discontinued operations	(491)		491	(4)	–

(Loss)/profit for the period	(5,039)		8,543		3,504

Attributable to:
– Equity shareholders	(5,105)		8,546		3,441
– Minority interests	66		(3)		63

Basic (loss)/earnings per share from continuing operations	(8.02	)p			5.98p

Notes:

(1)

Adjustments relate to impairment losses of £8,100 million (Germany: £6,700 million and Italy £1,400 million), less a £6 million adjustment related to the share of associated undertakings’ non-operating income and less a £1 million adjustment relating to other income and expense.

(2)

Includes a £21 million adjustment in relation to the change in fair value of equity put rights and similar arrangements as well as an £8 million adjustment in relation to foreign exchange on certain intercompany balances and on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank, which completed in April 2006.

(3)	Represents tax on the adjustments used to derive adjusted profit before tax.
(4)	Adjustment relates to the loss for the period attributable to Vodafone Japan which was disposed of in April 2006.

SUPPLEMENTARY CASH FLOW INFORMATION
FOR THE SIX MONTHS ENDED 30 SEPTEMBER

Operating free cash flow to net debt reconciliation

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m

Operating free cash flow from continuing operations	4,138	4,021
Operating free cash flow from discontinued operations	-	(8)

Taxation	(1,487)	(1,217)
Dividends received from associated undertakings	476	371
Dividends paid to minority shareholders in subsidiary undertakings	(66)	(34)
Dividends received from investments	72	57
Interest received	240	256
Interest paid	(712)	(499)

Free cash flow	2,661	2,947

Acquisitions and disposals(1)	(5,973)	4,734
Written put options over minority interests	(2,431)	523
Equity dividends paid	(2,334)	(2,315)
Purchase of treasury shares	-	(43)
B share scheme	-	(9,027)
Foreign exchange and other	(127)	785

Net debt increase	(8,204)	(2,396)
Opening net debt	(15,049)	(17,833)

Closing net debt	(23,253)	(20,229)

Note:

(1)          Includes net cash and cash equivalents paid of £4,724 million and assumed debt of £1,249 million, but excludes liabilities related to written put options over minority interests, which are shown separately.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE CUSTOMERS(1) – 1 APRIL 2007 TO 30 SEPTEMBER 2007

	QUARTER ENDED 30 JUNE 2007				QUARTER ENDED 30 SEPTEMBER 2007
COUNTRY (in thousands)	AT 1 APR 2007	NET ADDITIONS	OTHER MOVEMENTS(2)	AT 30 JUN 2007	NET ADDITIONS	OTHER MOVEMENTS(2)	AT 30 SEP 2007	PREPAID(3)
Europe
Germany	30,818	800	-	31,618	923	-	32,541	55.0%
Italy	21,034	729	-	21,763	644	-	22,407	91.7%
Spain	14,893	286	-	15,179	294	-	15,473	43.4%
UK	17,411	236	-	17,647	312	-	17,959	60.2%
	84,156	2,051	-	86,207	2,173	-	88,380	65.3%
Other Europe
Albania	956	48	-	1,004	71	-	1,075	96.1%
Greece	5,057	180	-	5,237	109	-	5,346	69.5%
Ireland	2,177	10	-	2,187	30	-	2,217	72.6%
Malta	186	2	-	188	9	-	197	89.9%
Netherlands	3,880	10	-	3,890	(23)	25	3,892	42.8%
Portugal	4,751	24	-	4,775	182	-	4,957	79.0%
	17,007	274	-	17,281	378	25	17,684	68.5%
Europe	101,163	2,325	-	103,488	2,551	25	106,064	65.8%
EMAPA
Eastern Europe
Czech Republic	2,475	50	-	2,525	57	-	2,582	47.9%
Romania	7,954	269	-	8,223	356	-	8,579	65.9%
Hungary	2,163	1	-	2,164	48	-	2,212	57.5%
Turkey	13,900	1,025	-	14,925	1,312	(528)	15,709	90.0%
Poland	2,483	50	-	2,533	84	-	2,617	58.2%
	28,975	1,395	-	30,370	1,857	(528)	31,699	70.9%
Middle East, Africa & Asia
Egypt	9,652	975	356	10,983	1,203	-	12,186	95.1%
Kenya	2,433	332	-	2,765	418	-	3,183	98.7%
South Africa(4)	15,075	1,129	-	16,204	1,026	(1,447)	15,783	88.5%
India	-	3,049	27,703	30,752	4,906	-	35,658	89.0%
	27,160	5,485	28,059	60,704	7,553	(1,447)	66,810	90.5%
Pacific
Australia	3,367	16	-	3,383	48	-	3,431	72.1%
New Zealand	2,244	24	-	2,268	(13)	-	2,255	74.2%
Fiji	139	7	-	146	8	-	154	95.4%
	5,750	47	-	5,797	43	-	5,840	74.1%
EMAPA	61,885	6,927	28,059	96,871	9,453	(1,975)	104,349	83.7%
Group	163,048	9,252	28,059	200,359	12,004	(1,950)	210,413	75.6%
Reconciliation to proportionate
Minority interests in above	(5,904)	(1,617)	(9,346)	(16,867)	(2,305)	10	(19,162)

Associates and investments
United States	27,322	602	-	27,924	739	1	28,664	5.2%
Other	21,927	879	(2,185)	20,621	939	-	21,560	79.9%
	49,249	1,481	(2,185)	48,545	1,678	1	50,224
Proportionate(5)	206,393	9,116	16,528	232,037	11,377	(1,939)	241,475	71.9%
Europe	109,032	2,356	-	111,388	2,607	25	114,020	65.8%
EMAPA	97,361	6,760	16,528	120,649	8,770	(1,964)	127,455	73.0%

Notes:

(1)   Group customers are presented on a controlled (fully consolidated) and jointly controlled (proportionately consolidated) basis in accordance with the Group’s current segments.

(2)   Other movements relate to the acquisition of Vodafone Essar, the disconnection of inactive SIM cards in Turkey, a share repurchase in Egypt, a change in disconnection policies in Egypt, the Netherlands, Turkey and South Africa as well as the acquisition of a customer base in the United States.

(3)   Prepaid customer percentages are calculated on a venture basis. At 30 September 2007, there were 729.2 million venture customers.

(4)   South Africa refers to the Group’s interests in Vodacom Group (Pty) Limited and its subsidiaries, including those located outside of South Africa.

(5)   Proportionate customers are based on equity interests as at 30 September 2007. The calculation of proportionate customers for Vodafone Essar also assumes the exercise of call options that could increase the Group’s equity interest from 51.95% to 66.98%.  These call options can only be exercised in accordance with Indian law prevailing at the time of exercise.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE CUSTOMER CHURN

		ANNUALISED CHURN INFORMATION IN THE QUARTER TO
COUNTRY		30 JUN 2006	30 SEP 2006	31 DEC 2006	31 MAR 2007	30 JUN 2007	30 SEP 2007
Germany(1)	Total	20.7%	22.1%	20.1%	24.2%	20.7%	20.8%
	Contract	14.6%	13.5%	15.7%	14.9%	14.0%	14.7%
	Prepaid	26.0%	29.5%	23.9%	31.9%	26.4%	26.0%
Italy	Total	20.8%	21.7%	19.4%	20.6%	18.1%	25.0%
	Contract	17.2%	13.6%	14.8%	14.1%	15.9%	14.7%
	Prepaid	21.1%	22.4%	19.8%	21.2%	18.3%	25.9%
Spain(2)	Total	20.5%	37.0%	23.4%	24.7%	22.4%	24.5%
	Contract	12.3%	13.4%	15.3%	16.6%	14.8%	14.6%
	Prepaid	28.9%	62.5%	32.8%	34.5%	31.7%	37.2%
UK	Total	32.8%	37.6%	35.4%	29.8%	34.1%	35.5%
	Contract	20.1%	18.8%	17.9%	17.4%	15.9%	15.3%
	Prepaid	40.9%	49.9%	47.0%	37.9%	46.0%	48.8%

Notes:

(1)          The customer churn for Germany in the quarter ended 31 December 2006 benefited from a regulatory driven change in the prepaid disconnection policy, which reduced disconnections by 291,000 in the quarter. The underlying prepaid customer churn, excluding this change, was 31.1% and total churn was 24.0%.

(2)          The customer churn for Spain in the quarter ended 30 September 2006 includes the effect of 584,000 disconnections following a change in the application of disconnection policies. The underlying customer churn, excluding these disconnections, was 20.1%.

3G DEVICES(1)

	QUARTER ENDED 30 JUNE 2007			QUARTER ENDED 30 SEPTEMBER 2007
COUNTRY (in thousands)	AT 31 MAR 2007	NET ADDITIONS	AT 30 JUN 2007	NET ADDITIONS	AT 30 SEP 2007

Germany	3,720	476	4,196	549	4,745
Italy	3,762	330	4,092	608	4,700
Spain	2,890	688	3,578	750	4,328
UK	1,938	685	2,623	472	3,095
Other Europe	2,353	236	2,589	284	2,873
Europe	14,663	2,415	17,078	2,663	19,741
EMAPA	1,205	227	1,432	240	1,672
Group	15,868	2,642	18,510	2,903	21,413
Consumer devices	14,246	2,460	16,706	2,444	19,150
Business devices	1,622	182	1,804	459	2,263
Group	15,868	2,642	18,510	2,903	21,413

Note:

(1)          3G devices only include those in the Group’s subsidiary and joint venture undertakings. At 30 September 2007, there were an additional 3.2 million (30 June 2007: 3.3 million, 31 March 2007: 3.0 million) registered Vodafone live! with 3G and Vodafone Mobile Connect 3G/GPRS data card venture customers in the Group’s associated undertakings.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE VOICE USAGE VOLUMES

	TOTAL VOICE MINUTES(1) IN THE QUARTER ENDED
COUNTRY (in millions)	3O JUN 2006	30 SEP 2006	31 DEC 2006	31 MAR 2007	30 JUN 2007	30 SEP 2007

Europe
Germany	7,614	7,979	8,650	9,230	9,897	10,263
Italy	7,687	8,050	8,256	8,439	8,932	9,051
Spain	6,978	7,533	7,655	8,248	8,530	8,886
UK	7,207	7,579	8,160	8,790	8,963	9,112
Albania	148	166	160	167	196	215
Greece	2,075	2,216	2,113	1,985	2,168	2,282
Ireland	1,380	1,422	1,462	1,420	1,490	1,517
Malta	49	55	50	48	55	64
Netherlands	1,820	1,711	1,868	1,900	2,006	1,899
Portugal	1,472	1,606	1,586	1,612	1,657	1,836
Europe	36,430	38,317	39,960	41,839	43,894	45,125

EMAPA
Eastern Europe
Czech Republic	901	868	919	916	985	998
Hungary	948	980	1,030	1,030	1,110	1,149
Romania(2)	1,873	2,059	2,231	2,339	2,540	2,726
Turkey(3)	2,494	6,451	5,781	6,224	6,583	6,551
Joint Venture	575	641	717	681	769	819
	6,791	10,999	10,678	11,190	11,987	12,243
Middle East, Africa & Asia
Egypt	2,869	3,462	3,670	4,156	4,794	5,591
India(4)	-	-	-	-	26,713	33,897
Joint Ventures(5)	5,160	5,713	6,638	5,781	3,016	4,854
	8,029	9,175	10,308	9,937	34,523	44,342
Pacific
Australia	2,006	2,141	2,238	2,222	2,179	2,252
New Zealand	597	597	672	771	793	834
Joint Venture	28	33	34	32	38	42
	2,631	2,771	2,944	3,025	3,010	3,128
EMAPA	17,451	22,945	23,930	24,152	49,520	59,713
Group	53,881	61,262	63,890	65,991	93,414	104,838

Notes:

(1)

The total voice minute information presented in the table above represents network minutes, or the volume of minutes handled by each local network, and includes incoming, outgoing and visitor calls. The voice minute information in respect of Germany and New Zealand reflects billed minutes, under which calls are rounded up to the nearest minute under certain tariffs.

(2)

During the quarter ended 31 December 2006, Vodafone Romania restated usage volumes for all quarters in the prior year. Previous volumes were billed minutes and this has now been restated to network minutes.

(3)

On 24 May 2006, the Group acquired substantially all the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri in Turkey. The quarter ended 30 June 2006 has been restated to include voice minutes from the acquisition date.

(4)	Vodafone Essar is included from 8 May 2007, being the date of acquisition.
(5)

With effect from the quarter ended 30 September 2007, joint venture minutes within the Middle East, Africa & Asia area include the Group’s share of minutes for Vodacom Group (Pty) Limited and its subsidiaries, including those located outside of South Africa.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

MESSAGING AND DATA AS A PERCENTAGE OF SERVICE REVENUE(1)

	QUARTER ENDED 30 SEPTEMBER 2007
COUNTRY	MESSAGING	DATA	TOTAL

Germany	14.0%	10.9%	24.9%
Italy	16.3%	6.2%	22.5%
Spain	9.4%	7.9%	17.3%
UK	17.9%	7.4%	25.3%
Europe	13.4%	7.3%	20.7%
EMAPA	8.8%	3.4%	12.2%
Group	12.2%	6.3%	18.5%

HISTORIC MESSAGING AND DATA INFORMATION

	MESSAGING AND DATA AS A PERCENTAGE OF SERVICE REVENUE IN THE QUARTER ENDED(1)
COUNTRY	30 JUN 2006	30 SEP 2006	31 DEC 2006	31 MAR 2007	30 JUN 2007	30 SEP 2007

Germany	21.2%	21.6%	22.9%	24.4%	24.3%	24.9%
Italy	17.3%	17.5%	18.7%	20.4%	21.2%	22.5%
Spain	15.7%	14.7%	15.3%	16.0%	16.1%	17.3%
UK	20.9%	21.7%	23.2%	24.3%	24.9%	25.3%
Europe	17.5%	17.7%	18.7%	19.6%	19.9%	20.7%
EMAPA	12.6%	14.4%	15.0%	11.8%	12.9%	12.2%
Group	16.6%	16.9%	17.9%	18.0%	18.2%	18.5%

Note:

(1)          Messaging and data percentages are calculated using service revenue from all businesses within the Group and includes fixed line revenue. Historical data has been recalculated to provide comparative information. Calculations are based on service revenue rounded to the nearest 0.1 million using local currency for individual countries and sterling for regional and Group numbers.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

AVERAGE MONTHLY MOBILE REVENUE PER USER IN THE QUARTER

COUNTRY		30 JUN 2006	30 SEP 2006	31 DEC 2006	31 MAR 2007	30 JUN 2007	30 SEP 2007

Europe
Germany	Total	22.1	22.4	20.9	19.3	19.5	19.5
(EUR)	Contract	38.4	39.0	36.7	34.7	34.9	35.3
	Prepaid	7.6	7.6	7.0	6.1	6.2	6.1
Italy	Total	27.6	27.1	25.8	23.4	23.2	22.7
(EUR)	Contract	72.6	68.0	71.1	69.5	69.8	65.2
	Prepaid	23.3	23.2	21.5	19.1	18.8	18.6
Spain	Total	35.3	36.4	35.3	33.8	36.3	36.5
(EUR)	Contract	54.8	55.2	51.3	48.9	52.0	51.7
	Prepaid	15.0	15.4	16.0	15.0	16.4	16.5
UK	Total	23.7	24.5	23.6	22.7	23.1	24.1
(GBP)	Contract	45.2	46.5	43.7	43.4	43.5	45.8
	Prepaid	8.9	9.4	9.5	8.6	8.9	9.0
Albania	Total	2,122	2,311	2,086	1,868	1,844	2,016
(ALL)	Contract	17,240	17,941	16,329	14,612	14,403	14,733
	Prepaid	1,606	1,782	1,605	1,419	1,366	1,497
Greece	Total	31.1	31.0	27.6	24.7	25.5	26.2
(EUR)	Contract	65.6	66.8	61.6	56.5	60.0	62.0
	Prepaid	13.7	13.4	11.4	10.1	10.2	10.4
Ireland	Total	48.8	46.9	45.6	44.6	45.4	45.1
(EUR)	Contract	102.8	99.4	94.5	92.5	94.3	94.1
	Prepaid	29.3	28.0	27.9	27.2	27.1	26.6
Malta(1)	Total	14.7	16.6	12.6	12.0	14.0	15.5
(MTL)	Contract	39.2	38.2	36.0	34.7	36.3	37.2
	Prepaid	11.2	13.4	9.2	8.5	10.5	12.0
Netherlands	Total	35.7	36.9	31.7	36.1	37.9	38.8
(EUR)	Contract	63.5	64.6	52.0	57.8	59.7	59.6
	Prepaid	10.1	10.4	9.8	9.8	10.6	10.8
Portugal	Total	23.5	24.4	22.8	22.1	22.4	23.7
(EUR)	Contract	62.2	62.8	57.8	54.2	54.9	59.0
	Prepaid	13.0	13.9	13.2	13.2	13.2	14.0

EMAPA Subsidiaries
Australia	Total	49.4	52.4	54.0	51.3	50.5	49.5
(AUD)	Contract	92.7	96.4	98.8	97.1	96.2	93.6
	Prepaid	33.9	36.2	37.2	34.1	33.0	32.0
Czech Republic	Total	674	670	658	613	635	619
(CZK)	Contract	978	966	946	897	916	889
	Prepaid	331	334	331	295	320	320
Egypt	Total	79.4	88.1	79.4	75.0	75.6	71.6
(EGP)	Contract	292.1	309.7	289.9	295.8	308.8	304.5
	Prepaid	57.1	66.7	61.4	59.1	60.4	58.2
Hungary	Total	5,066	5,339	5,171	4,749	4,935	4,994
(HUF)	Contract	9,129	9,097	8,529	7,847	8,010	7,832
	Prepaid	3,125	3,359	3,250	2,839	2,873	2,930
India(2)	Total	N/A	N/A	N/A	N/A	N/A	361
(INR)	Contract	N/A	N/A	N/A	N/A	N/A	995
	Prepaid	N/A	N/A	N/A	N/A	N/A	277
New Zealand	Total	46.6	46.6	50.7	49.3	47.1	48.8
(NZD)	Contract	126.1	125.3	128.9	122.8	117.2	118.7
	Prepaid	23.2	22.5	23.7	23.4	21.4	22.0
Turkey(2)	Total	N/A	16.5	14.4	14.4	15.7	16.3
(TRY)	Contract	N/A	31.4	28.2	28.7	29.2	29.8
	Prepaid	N/A	14.8	12.9	12.9	14.1	14.7
Romania	Total	15.2	15.9	15.6	14.0	15.7	15.8
(USD)	Contract	29.5	30.8	30.6	27.1	31.2	31.9
	Prepaid	6.7	7.3	7.0	6.1	6.6	6.5

Notes:

(1)          During the quarter ended 30 June 2007, Vodafone Malta restated previously published prepaid and contract average monthly mobile revenue per user to reflect a revised analysis of historic service revenue.

(2)          For acquired operations, average monthly mobile revenue per user is published with effect from the quarter following each acquisition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 14, 2007	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary